 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated November 8, 2023. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Third Quarter Highlights
•
Delivered adjusted funds from operations(1) of  $3.6 billion and adjusted operating earnings(1) of  $2.0 billion.

•
Returned nearly $1.0 billion to shareholders through $676 million in dividends and $300 million in share repurchases.

•
Delivered total upstream production of 690,500 barrels of oil equivalent per day (boe/d) which included combined upgrader utilization of over 100% outside of planned maintenance activities and continued strong In Situ performance, partially offset by asset divestments in Exploration and Production (E&P).

•
Strong refinery operating performance resulted in refinery utilization of 99%.

•
Successfully completed the first full plant turnaround at Fort Hills and, subsequent to the quarter, completed significant planned turnaround activities at Upgrader 2.

•
Subsequent to the quarter, reached an agreement to acquire the remaining 31.23% working interest in Fort Hills for $1.468 billion.

“We generated over $3.6 billion in adjusted funds from operations and returned nearly $1.0 billion to shareholders this quarter,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Outside of planned maintenance activities, our upgrader and refinery utilizations were over 100%, highlighting our strong operating performance in the third quarter.”
Third Quarter Results
Financial Highlights ($ millions, unless otherwise noted)	Q3 2023	Q2 2023	Q3 2022
Net earnings (loss)	1 544	1 879	(609)

Per common share(1) (dollars)	1.19	1.44	(0.45)
Adjusted operating earnings(2)	1 980	1 253	2 565

Per common share(1)(2) (dollars)	1.52	0.96	1.88
Adjusted funds from operations(2)	3 634	2 655	4 473

Per common share(1)(2) (dollars)	2.80	2.03	3.28
Cash flow provided by operating activities	4 184	2 803	4 449

Per common share(1) (dollars)	3.22	2.14	3.26
Capital and exploration expenditures(3)	1 512	1 551	1 336
Free funds flow(2)	2 057	1 042	3 094
Dividend per common share (dollars)	0.52	0.52	0.47
Share repurchases per common share(4) (dollars)	0.23	0.52	0.76
Returns to shareholders(5)	976	1 363	1 668
Net debt(2)	12 995	14 394	14 584
Operating Highlights	Q3 2023	Q2 2023	Q3 2022
Total upstream production (mboe/d)	690.5	741.9	724.1

Refinery utilization (%)	99	85	100

(1)
Represented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(3)
Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)
Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)
Includes dividends paid on common shares and repurchases of common shares.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
($ millions)	Q3 2023	Q2 2023	Q3 2022
Net earnings (loss)	1 544	1 879	(609)

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	256	(244)	723

Unrealized loss (gain) on risk management activities	13	(10)	(7)

Derecognition and asset impairments	253	—	3 397

(Gain) loss on significant disposal	—	(607)	65

Restructuring charge	—	275	—

Recognition of insurance proceeds	—	—	(147)

Income tax recovery on adjusted operating earnings adjustments	(86)	(40)	(857)
Adjusted operating earnings(1)	1 980	1 253	2 565

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

•
Suncor’s adjusted operating earnings were $1.980 billion ($1.52 per common share) in the third quarter of 2023, compared to $2.565 billion ($1.88 per common share) in the prior year quarter, primarily due to decreased crude oil price realizations reflecting a weaker business environment in the current quarter, increased royalties and decreased sales volumes in E&P due to asset divestments, partially offset by increased refining and marketing gross margins on a first-in, first-out (FIFO) basis due to the impacts of improving benchmark pricing through the quarter, increased sales volumes in Oil Sands and lower income taxes.

•
Suncor’s net earnings were $1.544 billion ($1.19 per common share) in the third quarter of 2023, compared to a net loss of $609 million ($0.45 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings (loss) for the third quarter of 2023 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations were $3.634 billion ($2.80 per common share) in the third quarter of 2023, compared to $4.473 billion ($3.28 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings described above. Adjusted funds from operations in the third quarter of 2022 were also impacted by the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.184 billion ($3.22 per common share) in the third quarter of 2023, compared to $4.449 billion ($3.26 per common share) in the prior year quarter.

•
Suncor’s total operating, selling and general (OS&G) expenses were $3.124 billion in the third quarter of 2023, compared to $3.075 billion in the prior year quarter, with the increase primarily due to a share-based compensation expense in the current quarter compared to a recovery in the prior year quarter, increased operating expenses associated with the company’s additional working interest in Fort Hills that was acquired in the first quarter of 2023, and increased mining activity at the company’s mines. The increase was partially offset by lower natural gas prices and reduced operating expenses as a result of international asset divestments at E&P.

•
As at September 30, 2023, Suncor’s net debt was $12.995 billion, a reduction of $1.399 billion compared to June 30, 2023, with the decrease in net debt primarily due to a decrease in short-term indebtedness. The company anticipates an increase in its net debt balances in the fourth quarter of 2023 as a result of the anticipated acquisition of the remaining working interest in Fort Hills.

2   2023 Third Quarter   Suncor Energy Inc.

Operating Results
(mbbls/d, unless otherwise noted)	Q3 2023	Q2 2023	Q3 2022
Total Oil Sands bitumen production	787.0	814.3	764.1
SCO and diesel production	488.9	521.6	416.6

Internally consumed diesel and internal transfers	(19.6)	(16.6)	(11.5)
Upgraded production – net SCO and diesel	469.3	505.0	405.1
Bitumen production	207.7	200.2	251.0

Internal bitumen transfers	(30.9)	(26.1)	(10.1)
Non-upgraded bitumen production	176.8	174.1	240.9
Total Oil Sands production	646.1	679.1	646.0
Exploration and Production (mboe/d)	44.4	62.8	78.1
Total upstream production (mboe/d)	690.5	741.9	724.1
Refinery utilization (%)	99	85	100
Refinery crude oil processed	463.2	394.4	466.6

•
Total Oil Sands bitumen production increased in the third quarter of 2023 compared to the prior year quarter, primarily due to the impact of significant planned turnaround activities at Syncrude in the prior year quarter and continued strong performance from the company’s In Situ assets, partially offset by decreased bitumen production at Oil Sands Base as a result of planned turnaround activities, and at Fort Hills, where the impact of planned turnaround activities more than offset the company’s increased working interest.

•
The company’s net SCO production increased to 469,300 bbls/d in the third quarter of 2023, representing combined upgrader utilizations of 88%, compared to 405,100 bbls/d and 75% in the prior year quarter, reflecting lower planned maintenance activities in the current period and over 100% utilizations outside of planned maintenance activities.

•
The company’s saleable non-upgraded bitumen production decreased to 176,800 bbls/d in the third quarter of 2023, compared to 240,900 bbls/d in the prior year quarter, as the company leveraged its regional flexibility to maximize higher upgrader availability for In Situ and Fort Hills bitumen production in the current quarter.

•
At Fort Hills, the first full plant turnaround was successfully completed during the quarter, and the asset safely ramped up to normal operating rates within the quarter. Subsequent to the quarter, significant planned turnaround activities at Upgrader 2 and planned maintenance activities at Firebag were successfully completed, and both assets have safely ramped up to normal operating rates.

•
E&P production during the third quarter of 2023 decreased compared to the prior year quarter, primarily due to international asset divestments.

•
Refinery crude throughput was 463,200 bbls/d and refinery utilization was 99% in the third quarter of 2023, compared to 466,600 bbls/d and 100% in the prior year quarter, reflecting strong utilizations across all refineries in both periods.

•
Refined product sales of 574,100 bbls/d in the third quarter of 2023 were comparable to 577,300 bbls/d in the prior year quarter.

2023 Third Quarter   Suncor Energy Inc.   3

Corporate and Strategy Updates
•
Agreement reached to acquire the remainder of Fort Hills. Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.

•
Terra Nova to return to service. Commissioning activities are nearing completion at the Terra Nova Floating, Production, Storage and Offloading vessel following the completion of the Terra Nova Asset Life Extension project. The asset is expected to safely restart production in the fourth quarter.

“I am pleased to be acquiring the remaining working interest in Fort Hills,” said Kruger. “This transaction adds 61,000 bbls/d of high-quality bitumen production capacity to our portfolio, advances our long-term strategy by securing bitumen supply to fill our Base Plant upgraders, and builds on our best-in-class integrated model. We will continue to maximize value through regional synergy opportunities across our oil sands asset base, adding long-term value for shareholders.”
Corporate Guidance Updates
There have been no changes to the corporate guidance ranges previously issued on May 8, 2023.
For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.
Measurement Conversions
Certain natural gas volumes in this document have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.
4   2023 Third Quarter   Suncor Energy Inc.

 Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
November 8, 2023
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused principally on marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022, dated March 6, 2023 (the 2022 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2023, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2023, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022, and the 2022 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor” or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed consolidated financial statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
2023 Third Quarter   Suncor Energy Inc.   5

MANAGEMENT’S DISCUSSION AND ANALYSIS
1. Third Quarter Highlights
•
Third quarter financial results. Suncor’s adjusted funds from operations(1) were $3.634 billion ($2.80 per common share) compared to $4.473 billion ($3.28 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.980 billion ($1.52 per common share), compared to $2.565 billion ($1.88 per common share) in the prior year quarter.

•
Returned value to shareholders. Suncor returned nearly $1.0 billion of value to shareholders in the third quarter of 2023 through $676 million in dividends and $300 million in share repurchases. As at November 6, 2023, since the start of the year, the company has repurchased approximately $2.0 billion of Suncor’s common shares, representing approximately 46.8 million common shares at an average price of $42.90 per common share, or the equivalent of 3.5% of its common shares as at December 31, 2022.

•
Capitalized on Oil Sands integration. Total Oil Sands production was 646,100 bbls/d in the third quarter of 2023, compared to 646,000 bbls/d in the prior year quarter. Current period production includes higher SCO production, primarily at Syncrude, as the prior year quarter was impacted by significant planned maintenance, which was partially offset by lower saleable non-upgraded bitumen production as a higher proportion of In Situ and Fort Hills production was transferred to upgrading at Oil Sands Base and Syncrude to maximize value. Total production from the company’s In Situ assets was slightly higher than the prior year quarter as the assets continue to perform well. At Fort Hills, bitumen production was lower than the prior year quarter as the impact of planned turnaround activities more than offset the company’s increased working interest.

•
Strong refinery utilizations. Refinery crude throughput was 463,200 bbls/d and refinery utilization was 99% in the third quarter of 2023, compared to 466,600 bbls/d and 100% in the prior year quarter, reflecting strong utilizations across all refineries in both periods.

•
Agreement reached to acquire the remainder of Fort Hills. Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.

•
Terra Nova to return to service. Commissioning activities are nearing completion at the Terra Nova Floating, Production, Storage and Offloading vessel following the completion of the Terra Nova Asset Life Extension project. The asset is expected to safely restart production in the fourth quarter.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings (loss) to adjusted operating earnings.

6   2023 Third Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Earnings (loss) before income taxes

Oil Sands	1 407	(1 193)	4 151	4 008

Exploration and Production	227	637	1 558	2 643

Refining and Marketing	1 274	753	2 785	4 177

Corporate and Eliminations	(774)	(676)	(1 295)	(2 050)

Income tax expense	(590)	(130)	(1 724)	(2 442)
Net earnings (loss)	1 544	(609)	5 475	6 336
Adjusted operating earnings (loss)(1)

Oil Sands	1 670	2 195	4 441	7 323

Exploration and Production	227	555	951	1 916

Refining and Marketing	1 277	755	2 769	4 158

Corporate and Eliminations	(518)	47	(1 307)	(1 121)

Income tax expense included in adjusted operating earnings	(676)	(987)	(1 812)	(3 142)
Total	1 980	2 565	5 042	9 134
Adjusted funds from (used in) operations(1)

Oil Sands	2 929	3 257	8 074	10 902

Exploration and Production	372	894	1 384	2 459

Refining and Marketing	1 482	1 174	3 457	4 898

Corporate and Eliminations	(368)	100	(1 556)	(967)

Current income tax expense	(781)	(952)	(2 068)	(3 380)
Total	3 634	4 473	9 291	13 912
Change in non-cash working capital	550	(24)	(1 265)	(2 156)

Cash flow provided by operating activities	4 184	4 449	8 026	11 756
Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	1 014	968	2 651	2 379

Economic investment	498	368	1 440	1 182
Total	1 512	1 336	4 091	3 561
Free funds flow(1)	2 057	3 094	5 015	10 227

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $65 million and $185 million in the third quarter and first nine months of 2023, respectively, compared to $43 million and $124 million in the third quarter and first nine months of 2022, respectively.

(3)
Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $38 million and $93 million in the third quarter and first nine months of 2022, respectively.

2023 Third Quarter   Suncor Energy Inc.   7

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Highlights
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	469.3	405.1	490.5	467.2

Oil Sands – Non-upgraded bitumen (mbbls/d)	176.8	240.9	176.2	190.3
Total Oil Sands production volumes (mbbls/d)	646.1	646.0	666.7	657.5
Exploration and Production (mboe/d)	44.4	78.1	58.0	79.0
Total upstream production (mboe/d)	690.5	724.1	724.7	736.5
Refinery utilization (%)	99	100	88	92

Refinery crude oil processed (mbbls/d)	463.2	466.6	408.8	430.9
Financial Results
Net Earnings (Loss)
Suncor’s consolidated net earnings for the third quarter of 2023 were $1.544 billion, compared to a net loss of $609 million in the prior year quarter. Net earnings (loss) were primarily influenced by the same factors that impacted adjusted operating earnings noted below.
Other items affecting net earnings (loss) over these periods included:
•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $256 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2023, compared to a loss of $723 million in the third quarter of 2022.

•
An unrealized loss on risk management activities of $13 million recorded in other income (loss) in the third quarter of 2023, compared to a gain of $7 million in the third quarter of 2022.

•
During the third quarter of 2023, the company recorded derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

•
During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck Resources Limited’s 14.65% working interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets.

•
During the third quarter of 2022, the company recognized a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, in the E&P segment.

•
During the third quarter of 2022, the company recognized $147 million of insurance proceeds in other income related to the company’s assets in Libya in the E&P segment.

•
An income tax recovery related to the items noted above of $86 million in the third quarter of 2023, compared to $857 million in the third quarter of 2022.

8   2023 Third Quarter   Suncor Energy Inc.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Net earnings (loss)	1 544	(609)	5 475	6 336

Unrealized foreign exchange loss on U.S. dollar denominated debt	256	723	15	929

Unrealized loss (gain) on risk management activities	13	(7)	21	(101)

Derecognition and asset impairments(2)	253	3 397	253	2 752

Loss (gain) on significant disposal(3)	—	65	(909)	65

Restructuring charge(4)	—	—	275	—

Recognition of insurance proceeds	—	(147)	—	(147)

Income tax recovery on adjusted operating earnings adjustments	(86)	(857)	(88)	(700)
Adjusted operating earnings(1)	1 980	2 565	5 042	9 134

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets, in the E&P segment. Also during the second quarter of 2022, due to the company’s sale of its E&P assets in Norway, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(3)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. E&P portfolio, which was completed in the second quarter of 2023.

(4)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses in the Corporate and Eliminations segment, related to the company’s workforce reduction plans.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $1.980 billion ($1.52 per common share) in the third quarter of 2023, compared to $2.565 billion ($1.88 per common share) in the prior year quarter, primarily due to decreased crude oil and refined product price realizations reflecting a weaker business environment in the current quarter, increased royalties and decreased sales volumes in E&P due to asset divestments, partially offset by increased sales volumes in Oil Sands and lower income taxes. Adjusted operating earnings were also impacted by a strengthening in benchmark pricing in the current quarter, compared to a weakening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation gain partially offset by a deferral of intersegment profit in the third quarter of 2023, compared to a FIFO inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022.
2023 Third Quarter   Suncor Energy Inc.   9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.634 billion ($2.80 per common share) in the third quarter of 2023, compared to $4.473 billion ($3.28 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings. Adjusted funds from operations in the third quarter of 2022 were also impacted by the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.184 billion ($3.22 per common share) in the third quarter of 2023, compared to $4.449 billion ($3.26 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a source of cash associated with the company’s working capital balances in the current quarter compared to a use of cash in the prior year quarter. The source of cash in the third quarter of 2023 was primarily due to an increase in benchmark commodity prices during the quarter resulting in an increase in accounts payable and accrued liabilities, which includes the impact of the timing of commodity tax payments, partially offset by an increase in accounts receivables and inventory balances.
Operating, Selling and General Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operations, selling and corporate costs(1)	2 489	2 558	7 934	7 239

Commodities(1)	365	520	1 293	1 555

Share-based compensation and other(2)	270	(3)	761	457
Total operating, selling and general (OS&G) expenses	3 124	3 075	9 988	9 251

(1)
The company revised certain commodity costs to align with the current period presentation. For the first six months of 2023, commodity costs were decreased and operations, selling and corporate costs were increased by $41 million, with no effect on total OS&G expenses.

(2)
In the third quarter of 2023, share-based compensation expense of  $231 million included $78 million recorded in the Oil Sands segment, $5 million recorded in the E&P segment, $32 million recorded in the Refining and Marketing (R&M) segment and $116 million recorded in the Corporate and Eliminations segment. The third quarter of 2022 share-based compensation recovery of  $28 million included $7 million recorded in the Oil Sands segment, $1 million recorded in the E&P segment, $5 million recorded in the R&M segment and $15 million recorded in the Corporate and Eliminations segment. Other primarily includes costs associated with investments in the company’s digital transformation and net-zero greenhouse gas emissions objective, and a $275 million restructuring charge related to workforce reduction plans recorded in the second quarter of 2023.

The increase in OS&G expenses in the third quarter of 2023 compared to the prior year quarter was primarily due to a share-based compensation expense in the current quarter, as a result of an increase in the company’s share price, compared to a recovery in the prior year quarter, increased operating expenses associated with the company’s additional working interest in Fort Hills that was acquired in the first quarter of 2023, and increased mining activity at the company’s mines. The increase was partially offset by lower natural gas prices and reduced operating expenses as a result of international asset divestments at E&P. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
10   2023 Third Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. Commodity market volatility increased during the third quarter of 2023, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth. For additional details, see the Financial Information section of the 2022 annual MD&A.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2023	2022	2023	2022
WTI crude oil at Cushing	US$/bbl	82.20	91.65	77.35	98.15

Dated Brent crude	US$/bbl	86.70	100.95	82.10	105.40

Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.15	17.95	14.75	14.80

MSW at Edmonton	Cdn$/bbl	107.80	116.85	100.70	123.45

WCS at Hardisty	US$/bbl	69.30	71.75	59.85	82.35

WTI-WCS light/heavy differential	US$/bbl	(12.90)	(19.90)	(17.50)	(15.80)

SYN-WTI differential	US$/bbl	2.80	8.80	2.60	4.55

Condensate at Edmonton	US$/bbl	77.90	87.35	76.70	97.25

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.50	4.15	2.65	5.20

Alberta Power Pool Price	Cdn$/MWh	151.60	221.40	151.15	145.10

New York Harbor 2-1-1 crack(1)	US$/bbl	39.95	46.70	36.35	45.05

Chicago 2-1-1 crack(1)	US$/bbl	27.45	43.30	29.20	37.75

Portland 2-1-1 crack(1)	US$/bbl	55.90	57.30	43.60	51.60

Gulf Coast 2-1-1 crack(1)	US$/bbl	39.10	41.85	35.30	40.45

U.S. Renewable Volume Obligation	US$/bbl	7.45	8.10	7.75	7.45

Suncor custom 5-2-2-1 index(2)	US$/bbl	36.00	45.45	37.65	43.10

Exchange rate (average)	US$/Cdn$	0.75	0.77	0.74	0.78

Exchange rate (end of period)	US$/Cdn$	0.74	0.73	0.74	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Third Quarter   Suncor Energy Inc.   11

MANAGEMENT’S DISCUSSION AND ANALYSIS
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating revenues	6 803	7 535	19 048	23 767

Less: Royalties	(1 111)	(829)	(1 982)	(3 301)
Operating revenues, net of royalties	5 692	6 706	17 066	20 466
Earnings (loss) before income taxes	1 407	(1 193)	4 151	4 008
Adjusted for:

Unrealized loss (gain) on risk management activities	10	(9)	37	(82)

Derecognition and asset impairments	253	3 397	253	3 397
Adjusted operating earnings(1)	1 670	2 195	4 441	7 323
Adjusted funds from operations(1)	2 929	3 257	8 074	10 902
Free funds flow(1)	1 754	2 209	5 046	8 281

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.670 billion in the third quarter of 2023, compared to $2.195 billion in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and increased royalties, partially offset by increased sales volumes.
Production Volumes(1)
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2023	2022	2023	2022
Total Oil Sands bitumen production	787.0	764.1	804.1	783.9
SCO and diesel production(2)	488.9	416.6	509.2	481.1

Internally consumed diesel and internal transfers(3)(4)	(19.6)	(11.5)	(18.7)	(13.9)
Upgraded production – net SCO and diesel	469.3	405.1	490.5	467.2
Bitumen production	207.7	251.0	199.4	196.3

Internal bitumen transfers(5)(6)	(30.9)	(10.1)	(23.2)	(6.0)
Non-upgraded bitumen production	176.8	240.9	176.2	190.3
Total Oil Sands production	646.1	646.0	666.7	657.5

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor’s own refineries, or to Oil Sands Base for upgrading. Nearly all the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the third quarter of 2023, Oil Sands operations production volumes included 11,800 bbls/d of internallyconsumed diesel, of which 7,600 bbls/d was consumed at Oil Sands Base, 3,200 bbls/d was consumed at Fort Hills and 1,000 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,900 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO production volumes. In the third quarter of 2023, Oil Sands operations production included 4,900 bbls/d of SCO that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines.

(5)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross bitumen production volumes. In the third quarter of 2023, Oil Sands operations production included 18,600 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines.

(6)
Internal feedstock transfers from Fort Hills to Oil Sands operations through the paraffinic froth treatment hot bitumen transfer piping are included in gross bitumen production volumes. In the third quarter of 2023, Fort Hills production included 12,300 bbls/d of bitumen that was transferred to Oil Sands Base.

12   2023 Third Quarter   Suncor Energy Inc.

Total Oil Sands bitumen production increased in the third quarter of 2023 compared to the prior year quarter, primarily due to the impact of significant planned turnaround activities at Syncrude in the prior year quarter and continued strong performance from the company’s In Situ assets, partially offset by decreased bitumen production at Oil Sands Base as a result of planned turnaround activities, and at Fort Hills, where the impact of planned turnaround activities more than offset the company’s increased working interest.
The company’s net SCO production increased to 469,300 bbls/d in the third quarter of 2023, representing combined upgrader utilizations of 88%, compared to 405,100 bbls/d and 75% in the prior year quarter, reflecting lower planned maintenance activities in the current period and over 100% utilizations outside of planned maintenance activities.
The company’s saleable non-upgraded bitumen production decreased to 176,800 bbls/d in the third quarter of 2023, compared to 240,900 bbls/d in the prior year quarter, as the company leveraged its regional flexibility to maximize higher upgrader availability for In Situ and Fort Hills bitumen production in the current quarter.
Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2023	2022	2023	2022
Upgraded – net SCO and diesel	474.1	418.9	496.5	474.9

Non-upgraded bitumen	181.6	231.2	173.1	182.8
Total	655.7	650.1	669.6	657.7
SCO and diesel sales volumes increased to 474,100 bbls/d in the third quarter of 2023, compared to 418,900 bbls/d in the prior year quarter, primarily due to the increase in production volumes in the current quarter, partially offset by a smaller draw of inventory in the current quarter compared to the prior year quarter.
Non-upgraded bitumen sales volumes decreased to 181,600 bbls/d in the third quarter of 2023, compared to 231,200 bbls/d in the prior year quarter, primarily due to the decrease in saleable non-upgraded bitumen production volumes in the current quarter, partially offset by a draw of inventory in the third quarter of 2023, compared to a build in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2023	2022	2023	2022
Upgraded – net SCO and diesel	107.19	119.27	100.34	123.70

Non-upgraded bitumen	89.35	79.60	70.68	94.31

Average crude	102.25	105.16	92.67	115.55

Average crude, relative to WTI	(7.95)	(14.47)	(11.38)	(10.33)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the third quarter of 2023 from the prior year quarter, in line with the decrease in crude oil benchmark prices and the impact of weaker SYN-WTI differentials in the current quarter, partially offset by the narrowing of heavy crude oil differentials and a weaker Canadian dollar in relation to the U.S. dollar. In the third quarter of 2023, the company leveraged its marketing and logistics assets to optimize midstream capacity to the U.S. Gulf Coast, resulting in increased bitumen price realizations.
Royalties
Royalties for the Oil Sands segment increased in the third quarter of 2023 compared to the prior year quarter, primarily due to improved bitumen pricing and increased production at Syncrude.
Expenses and Other Factors
Total Oil Sands operating expenses decreased in the third quarter of 2023 compared to the prior year quarter, primarily due to lower natural gas prices and decreased maintenance costs, partially offset by a share-based compensation expense in the third quarter of 2023, compared to a recovery in the prior year quarter, increased operating expenses associated with the company’s additional working interest in Fort Hills that was acquired in the first quarter of 2023, and inflationary impacts. See the Cash Operating Costs section for additional details regarding cash operating costs and a breakdown of non-production costs by asset.
2023 Third Quarter   Suncor Energy Inc.   13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Oil Sands transportation expenses decreased in the third quarter of 2023 compared to the prior year quarter, as the prior year quarter included increased volumes that were transported to customers extending down the U.S. Gulf Coast.
In the third quarter of 2023, depreciation, depletion and amortization (DD&A) expense, excluding the impacts of derecognitions and impairments, was higher compared to the prior year quarter, primarily due to increased depreciation related to the company’s asset retirement obligation asset.
Cash Operating Costs
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Oil Sands operating, selling and general expense (OS&G)(1)	2 213	2 278	6 933	6 659
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 230	1 322	3 859	3 976

Non-production costs(3)	(48)	(26)	(109)	(211)

Excess power capacity and other(4)	(82)	(139)	(305)	(349)
Oil Sands operations cash operating costs(2)	1 100	1 157	3 445	3 416

Oil Sands operations production volumes (mbbls/d)	410.5	424.5	430.9	410.4

Oil Sands operations cash operating costs(2) ($/bbl)	29.15	29.65	29.30	30.50
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	400	278	1 121	833

Non-production costs(3)	(46)	(38)	(141)	(108)

Excess power capacity(4)	(10)	(14)	(43)	(30)
Fort Hills cash operating costs(2)	344	226	937	695

Fort Hills production volumes (mbbls/d)	86.1	95.8	90.4	90.3

Fort Hills cash operating costs(2) ($/bbl)	43.40	25.65	38.00	28.20
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	651	667	2 126	2 064

Non-production costs(3)	(33)	(84)	(144)	(236)

Excess power capacity(4)	(9)	(9)	(19)	(19)
Syncrude cash operating costs(2)	609	574	1 963	1 809

Syncrude production volumes (mbbls/d)	200.0	147.3	187.3	176.7

Syncrude cash operating costs(2) ($/bbl)	33.15	42.40	38.40	37.50

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes and ii) adjustments for internal diesel sales between assets. In the third quarter and first nine months of 2023, Oil Sands OS&G includes ($68) million and ($173) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2022, Oil Sands OS&G includes $11 million and ($214) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

14   2023 Third Quarter   Suncor Energy Inc.

Oil Sands operations cash operating costs per barrel(1) were $29.15 in the third quarter of 2023, compared to $29.65 in the prior year quarter, with the decrease primarily due to lower natural gas prices and other commodity costs, partially offset by a decrease in excess power revenues resulting from lower power prices, and decreased production.
Fort Hills cash operating costs per barrel(1) were $43.40 in the third quarter of 2023, compared to $25.65 in the prior year quarter, with the increase due to decreased production as a result of planned turnaround activities, increased mining activity associated with the mine improvement plan, and a decrease in excess power revenues resulting from lower power prices.
Syncrude cash operating costs per barrel(1) were $33.15 in the third quarter of 2023, compared to $42.40 in the prior year quarter, with the decrease primarily due to increased production as a result of planned turnaround activities in the prior year quarter.
Results for the First Nine Months of 2023
Oil Sands earnings before income taxes for the first nine months of 2023 were $4.151 billion, compared to $4.008 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a $37 million unrealized loss on risk management activities and derecognition charges of $253 million on the company’s Meadow Creek development properties. Earnings before income taxes for the first nine months of 2022 included a non-cash impairment of $3.397 billion before-tax against the company’s share of the Fort Hills assets and an $82 million unrealized gain on risk management activities.
Oil Sands adjusted operating earnings for the first nine months of 2023 were $4.441 billion, compared to $7.323 billion in the prior year period, primarily due to lower realized crude oil prices and increased operating expenses, partially offset by lower royalties and increased sales volumes.
Oil Sands adjusted funds from operations for the first nine months of 2023 were $8.074 billion, compared to $10.902 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Oil Sands operations cash operating costs per barrel averaged $29.30 for the first nine months of 2023, a decrease compared to an average of $30.50 for the first nine months of 2022, with the decrease due to lower natural gas prices and increased production, partially offset by increased maintenance costs.
Fort Hills cash operating costs per barrel averaged $38.00 for the first nine months of 2023, compared to $28.20 in the first nine months of 2022, with the increase due to lower production and increased mining activity associated with the mine improvement plan, partially offset by lower natural gas prices.
Syncrude cash operating costs per barrel averaged $38.40 for the first nine months of 2023, compared to $37.50 in the first nine months of 2022, with the increase primarily due to higher commodity costs and increased maintenance costs, partially offset by increased production and lower natural gas prices.
Planned Maintenance Update
Significant planned turnaround activities at Oil Sands Base Upgrader 2 and planned maintenance activities at Firebag, both of which commenced in the third quarter of 2023, were completed in the fourth quarter of 2023. The impact of these maintenance events has been reflected in the company’s 2023 guidance.
Asset Transactions
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 Third Quarter   Suncor Energy Inc.   15

MANAGEMENT’S DISCUSSION AND ANALYSIS
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating revenues(1)	647	1 012	2 194	3 246

Less: Royalties(1)	(151)	(96)	(353)	(436)
Operating revenues, net of royalties	496	916	1 841	2 810
Earnings before income taxes	227	637	1 558	2 643
Loss (gain) on significant disposal(2)	—	65	(607)	65

Recognition of insurance proceeds	—	(147)	—	(147)

Asset impairment (reversal)(3)	—	—	—	(645)
Adjusted operating earnings(4)	227	555	951	1 916
Adjusted funds from operations(4)	372	894	1 384	2 459
Free funds flow(4)	185	762	877	2 129

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2023, revenue included a gross-up amount of  $171 million, with an offsetting amount of  $94 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the first nine months of 2023, revenue included a gross-up amount of  $346 million, with an offsetting amount of  $177 million in royalties in the E&P segment and $169 million in income tax expense reported at the consolidated level. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue included a gross-up amount of  $251 million, with an offsetting amount of  $147 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level.

(2)
During the second quarter of 2023, Suncor recorded a gain of  $607 million on the sale of its U.K. portfolio, which was completed in the second quarter of 2023.

(3)
During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets. Also during the second quarter of 2022, due to the company’s sale of its assets in Norway, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the third quarter of 2023 were $227 million, compared to $555 million in the prior year quarter, with the decrease primarily due to decreased sales volumes and lower realized crude prices.
Volumes
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
E&P Canada (mbbls/d)	39.8	47.5	44.1	50.6

E&P International (mboe/d)	4.6	30.6	13.9	28.4
Total production (mboe/d)	44.4	78.1	58.0	79.0
Total sales volumes (mboe/d)	42.7	81.1	60.9	82.4
Production volumes for E&P Canada were 39,800 bbls/d in the third quarter of 2023, compared to 47,500 bbls/d in the prior year quarter, with the decrease primarily due to maintenance and natural declines.
Production volumes for E&P International were 4,600 boe/d in the third quarter of 2023, compared to 30,600 boe/d in the prior year quarter, with the decrease primarily due the divestment of the company’s U.K. portfolio in the second quarter of 2023 and the company’s Norway assets in the third quarter of 2022, partially offset by liftings in Libya in the third quarter of 2023, compared to no liftings in the prior year quarter.
Total E&P sales volumes were 42,700 boe/d in the third quarter of 2023, compared to 81,100 boe/d in the prior year quarter, primarily due to the same factors that impacted production volumes.
16   2023 Third Quarter   Suncor Energy Inc.

Price Realizations(1)
	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2023	2022	2023	2022
E&P Canada ($/bbl)	117.21	130.37	107.30	131.45

E&P International(2) ($/boe)	—	137.29	109.00	125.61

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations decreased in the third quarter of 2023 from the prior year quarter, in line with the decrease in benchmark prices for Brent crude, partially offset by weaker foreign exchange rates.
Royalties
E&P royalties, excluding the impact of Libya in the third quarter of 2023, were lower compared to the prior year quarter primarily due to the decrease in price realizations and sales.
Expenses and Other Factors
Operating and transportation expenses decreased in the third quarter of 2023 compared to the prior year quarter primarily due to asset divestments at E&P International.
DD&A and exploration expense for the third quarter of 2023, excluding the impacts of impairments and impairment reversals, decreased compared to the prior year quarter primarily due to lower sales volumes and asset divestments at E&P International.
Results for the First Nine Months of 2023
Earnings before income taxes for E&P for the first nine months of 2023 were $1.558 billion, compared to $2.643 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a gain of $607 million on the sale of the company’s U.K. portfolio, which was completed in the second quarter of 2023. For the first nine months of 2022, earnings before income taxes included a non-cash impairment reversal of $715 million on the company’s share of the White Rose assets, a non-cash impairment of $70 million and a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, and the recognition of $147 million of insurance proceeds recorded in other income (loss) related to the company’s assets in Libya.
Adjusted operating earnings for E&P for the first nine months of 2023 were $951 million, compared to $1.916 billion for the first nine months of 2022, with the decrease primarily due to decreased sales volumes and lower realized crude prices, partially offset by lower royalties.
Adjusted funds from operations for the first nine months of 2023 were $1.384 billion, compared to $2.459 billion for the first nine months of 2022, due to the same factors that influenced adjusted operating earnings. Adjusted funds from operations in the first nine months of 2022 were also impacted by the recognition of $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events scheduled for the fourth quarter of 2023.
2023 Third Quarter   Suncor Energy Inc.   17

MANAGEMENT’S DISCUSSION AND ANALYSIS
REFINING AND MARKETING
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating revenues	8 570	9 615	23 015	27 709
Earnings before income taxes	1 274	753	2 785	4 177
Adjusted for:

Unrealized loss (gain) on risk management activities	3	2	(16)	(19)
Adjusted operating earnings(1)	1 277	755	2 769	4 158
Adjusted funds from operations(1)	1 482	1 174	3 457	4 898
Free funds flow(1)	1 287	1 009	2 760	4 340

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the third quarter of 2023 were $1.277 billion, compared to $755 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to a FIFO inventory valuation gain in the current quarter compared to a loss in the prior year quarter, partially offset by a decrease in refining and marketing benchmark crack spreads in the current quarter compared to the prior year quarter, and increased operating and transportation expenses.
Volumes
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Crude oil processed (mbbls/d)

Eastern North America	215.4	211.9	210.6	204.3

Western North America	247.8	254.7	198.2	226.6
Total	463.2	466.6	408.8	430.9
Refinery utilization(1) (%)

Eastern North America	97	95	95	92

Western North America	102	104	81	93
Total	99	100	88	92
Refined product sales (mbbls/d)

Gasoline	238.6	234.6	222.4	226.3

Distillate	247.0	251.8	241.5	245.3

Other	88.5	90.9	81.6	83.8
Total	574.1	577.3	545.5	555.4
Refinery production(2) (mbbls)	45 342	45 000	119 139	124 828
Refining and marketing gross margin – FIFO(3) ($/bbl)	50.10	37.45	47.85	54.65

Refining and marketing gross margin – LIFO(3) ($/bbl)	42.45	50.45	47.00	49.25

Refining operating expense(3) ($/bbl)	6.20	6.80	7.35	6.70

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18   2023 Third Quarter   Suncor Energy Inc.

Refinery crude throughput was 463,200 bbls/d and refinery utilization was 99% in the third quarter of 2023, compared to 466,600 bbls/d and 100% in the prior year quarter, reflecting strong utilizations across all refineries in both periods.
Refined product sales of 574,100 bbls/d in the third quarter of 2023 were comparable to 577,300 bbls/d in the prior year quarter.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a last in, first out (LIFO)(2) basis, Suncor’s refining and marketing gross margin decreased to $42.45/bbl in the third quarter of 2023, from $50.45/bbl in the prior year quarter. The decrease was due to lower benchmark crack spreads, which were partially offset by strong location and quality differentials from regional benchmarks to the company’s local markets. On a LIFO basis, Suncor’s refining and marketing gross margin represents 88% margin capture compared to Suncor’s 5-2-2-1 index in the third quarter of 2023.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $50.10/bbl in the third quarter of 2023, from $37.45/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the third quarter of 2023, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a gain of $348 million on the increase in crude oil benchmarks. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a loss of $585 million, for a favourable quarter-over-quarter impact of $933 million.

Expenses and Other Factors
Operating and transportation expenses increased in the third quarter of 2023 compared to the prior year quarter, primarily due to inflationary impacts and increased share-based compensation expenses and maintenance costs, partially offset by lower commodity input costs, primarily natural gas.
Refining operating expense per barrel(1) was $6.20 in the third quarter of 2023, compared to $6.80 in the prior year quarter, primarily due to lower commodity input costs, partially offset by increased maintenance and inflationary impacts.
Results for the First Nine Months of 2023
R&M’s earnings before income taxes were $2.785 billion for the first nine months of 2023, compared to $4.177 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a $16 million unrealized gain on risk management activities, compared to $19 million in the prior year period.
Adjusted operating earnings for R&M in the first nine months of 2023 were $2.769 billion, compared to $4.158 billion in the first nine months of 2022, with the decrease primarily due to a smaller FIFO inventory valuation gain in the current period compared to the prior year period, a decrease in refining and marketing margins as a result of lower benchmark crack spreads in the current period, increased operating and transportation expenses, and decreased refinery production and refined product sales in the current period. For the first nine months of 2023, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a positive impact on adjusted operating earnings and adjusted funds from operations of $101 million, compared to a positive impact of $669 million in the first nine months of 2022.
R&M’s adjusted funds from operations in the first nine months of 2023 were $3.457 billion, compared to $4.898 billion in the first nine months of 2022, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Planned Maintenance
Planned maintenance activities that commenced at the company’s Edmonton and Montreal refineries during the third quarter of 2023 were completed early in the fourth quarter of 2023. The impact of these maintenance events has been reflected in the company’s 2023 guidance.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2023 Third Quarter   Suncor Energy Inc.   19

MANAGEMENT’S DISCUSSION AND ANALYSIS
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Loss before income taxes	(774)	(676)	(1 295)	(2 050)
Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	256	723	15	929

Restructuring charge(1)	—	—	275	—

Gain on significant disposal(2)	—	—	(302)	—
Adjusted operating (loss) earnings(3)	(518)	47	(1 307)	(1 121)

Corporate and Renewables	(303)	(228)	(1 064)	(974)

Eliminations – Intersegment profit (eliminated) realized	(215)	275	(243)	(147)
Adjusted funds (used in) from operations(3)	(368)	100	(1 556)	(967)
Free funds (deficit) flow(3)	(388)	66	(1 600)	(1 143)

(1)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses, related to the company’s workforce reduction plans.

(2)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets.

(3)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $303 million in the third quarter of 2023, compared to a loss of $228 million in the prior year quarter. The increased loss was primarily attributable to a share-based compensation expense in the third quarter of 2023, compared to a recovery in the prior year quarter. Suncor capitalized $65 million of its borrowing costs in the third quarter of 2023, as part of the cost of major development assets and construction projects in progress, compared to $43 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2023, the company deferred $215 million of intersegment profit, compared to a realization of $275 million in the prior year quarter. The deferral of intersegment profit in the third quarter of 2023 was primarily driven by a strengthening in benchmark pricing in the current quarter, compared to a weakening in the prior year quarter.
Corporate and Eliminations adjusted funds used in operations were $368 million for the third quarter of 2023, compared to adjusted funds from operations of $100 million in the third quarter of 2022, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.
20   2023 Third Quarter   Suncor Energy Inc.

Results for the First Nine Months of 2023
Corporate and Eliminations loss before income taxes was $1.295 billion for the first nine months of 2023, compared to a loss of $2.050 billion in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first nine months of 2023 included a $15 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, a restructuring charge of $275 million related to workforce reduction plans recorded in the second quarter of 2023 and a $302 million gain on the sale of the company’s wind and solar assets in the first quarter of 2023. Corporate and Eliminations loss before income taxes in the prior year period included a $929 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.
The adjusted operating loss for Corporate and Eliminations for the first nine months of 2023 was $1.307 billion, compared to $1.121 billion in the first nine months of 2022. The increased loss was attributed to an operational foreign exchange loss in the current period, compared to a gain in the prior year period, a larger deferral of intersegment profit in the current year period compared to the prior year period, increased investment in digital technologies and expenditures aligned with the company’s progress towards its net-zero GHG emissions objective, and an unrealized gain on investment recorded in the first quarter of 2022. The increased loss was partially offset by a net decrease in interest expense in the current period as a result of debt reductions in 2022. The company capitalized $185 million of its borrowing costs in the first nine months of 2023, compared with $124 million in the first nine months of 2022.
Corporate and Eliminations adjusted funds used in operations for the first nine months of 2023 were $1.556 billion, compared to $967 million in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the first nine months of 2023 were also impacted by a restructuring charge related to the company’s workforce reduction plans recorded in the second quarter of 2023.
2023 Third Quarter   Suncor Energy Inc.   21

MANAGEMENT’S DISCUSSION AND ANALYSIS
4. INCOME TAX
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Current income tax expense	781	952	2 068	3 380

Deferred income tax recovery	(191)	(822)	(344)	(938)
Income tax expense included in net earnings (loss)	590	130	1 724	2 442

Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(86)	(857)	(88)	(700)
Income tax expense included in adjusted operating earnings	676	987	1 812	3 142
Effective tax rate	27.6%	(27.1)%	23.9%	27.8%
The provision for income taxes in the third quarter of 2023 increased compared to the prior year quarter, primarily due to increased net earnings, as the prior year quarter included the impact of a non-cash impairment charge of $3.397 billion before-tax against the company’s share of the Fort Hills assets. In the third quarter of 2023, the company’s effective tax rate on net earnings increased compared to the prior year quarter, primarily due to the impact of income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
The provision for income taxes in the first nine months of 2023 decreased compared to the prior year period, primarily due to decreased net earnings. In the first nine months of 2023, the company’s effective tax rate on net earnings decreased compared to the prior year period, primarily due to the non-taxable gain on the disposition of the company’s U.K. E&P portfolio, non-taxable foreign exchange losses on the revaluation of U.S. dollar denominated debt, lower income earned in foreign jurisdictions with higher statutory tax rates, and other permanent items impacting total tax expense.
22   2023 Third Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Nine months ended
	September 30, 2023			September 30, 2022	September 30, 2023			September 30, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	503	157	660	425	982	437	1 419	1 146

In Situ	73	73	146	151	128	253	381	480

Fort Hills	134	2	136	91	320	2	322	249

Syncrude	125	53	178	345	567	179	746	651

E&P(3)	—	177	177	126	—	483	483	311

R&M	163	32	195	165	622	74	696	558

Corporate and Eliminations(4)	16	4	20	33	32	12	44	166
	1 014	498	1 512	1 336	2 651	1 440	4 091	3 561
Capitalized interest on debt			65	43			185	124
Total capital and exploration expenditures			1 577	1 379			4 276	3 685

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $7 million and $41 million in the third quarter and first nine months of 2022, respectively.

(4)
Excludes capital expenditures related to assets previously held for sale of  $31 million and $52 million in the third quarter and first nine months of 2022, respectively.

During the third quarter of 2023, the company spent $1.512 billion on capital expenditures, excluding capitalized interest, compared to $1.336 billion in the prior year quarter. The increase was primarily driven by significant asset sustainment and maintenance expenditures at Oil Sands Base due to planned turnaround activities at Upgrader 2, as well as increased economic expenditures related to the new cogeneration facility and the completion of the first full plant turnaround at Fort Hills during the quarter, partially offset by lower expenditures at Syncrude, due to planned turnaround activities in the prior year quarter.
Activity in the third quarter of 2023 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $660 million in the third quarter of 2023 and were primarily focused on significant planned turnaround activities at Upgrader 2 as well as tailings development. Economic investment expenditures were primarily focused on progressing the investment in low-carbon power cogeneration by replacing the coke-fired boilers with a new cogeneration facility.
In Situ capital expenditures were $146 million in the third quarter of 2023 and were directed towards maintenance activities at Firebag and MacKay River, and economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels.
Fort Hills capital expenditures were $136 million in the third quarter of 2023 and were directed towards its first full plant turnaround, as well as mine and tailings development to support ongoing operations, including expenditures aligned with the execution of the mine improvement plan.
Syncrude capital expenditures were $178 million in the third quarter of 2023 and were primarily directed towards planned maintenance activities, mine equipment replacements and tailings development. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
2023 Third Quarter   Suncor Energy Inc.   23

MANAGEMENT’S DISCUSSION AND ANALYSIS
Exploration and Production
E&P capital and exploration expenditures were $177 million in the third quarter of 2023 and were focused on economic investment projects, primarily development work on the West White Rose Project and the Terra Nova Asset Life Extension Project.
Refining and Marketing
R&M capital expenditures were $195 million in the third quarter of 2023 and were primarily related to the company’s planned maintenance program as well as enhancing the company’s sales and marketing business, including the optimization of its retail operations.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $20 million in the third quarter of 2023 and were primarily directed towards investment in digital technologies and hardware.
24   2023 Third Quarter   Suncor Energy Inc.

6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended September 30
	2023	2022
Return on capital employed (ROCE)(1)(2) (%)	15.8	17.5
Net debt to adjusted funds from operations(1) (times)	1.0	0.9
Total debt to total debt plus shareholders’ equity(1) (%)	27.0	33.5
Net debt to net debt plus shareholders’ equity(1) (%)	23.7	27.6
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	19.1	23.4

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended September 30, 2023, there were no impairments or impairment reversals resulting in ROCE excluding impairments equaling ROCE. ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2023 capital spending program of $5.4 billion to $5.8 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties, and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023. The company intends to fund the acquisition primarily through debt issuances that Suncor’s management believes will be available in debt capital markets at commercial terms and rates.
Available Sources of Liquidity
For the three months ended September 30, 2023, cash and cash equivalents decreased to $2.432 billion from $2.610 billion at June 30, 2023, with the use of cash related to a reduction in short-term indebtedness, the company’s capital and exploration expenditures, the payment of dividends, and the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) marginally exceeding the company’s cash flow provided by operating activities.
For the nine months ended September 30, 2023, cash and cash equivalents increased to $2.432 billion from $1.980 billion at December 31, 2022, due to the company’s cash flow provided by operating activities and proceeds from the sale of its U.K. E&P portfolio, and its wind and solar assets, exceeding its capital and exploration expenditures, the payment of dividends, the repurchase of Suncor’s common shares under its NCIB, the acquisition of an additional 14.65% working interest in Fort Hills in the first quarter of 2023 and a reduction in short-term indebtedness.
As at September 30, 2023, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 44 days.
As at September 30, 2023, available credit facilities for liquidity purposes were $3.046 billion, compared to $2.900 billion at December 31, 2022. The increase in available credit facilities was due to a decrease in short-term indebtedness, partially offset by a reduction in the size of the company’s syndicated credit facilities. In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
2023 Third Quarter   Suncor Energy Inc.   25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. As at September 30, 2023, total debt to total debt plus shareholders’ equity was 27.0% (December 31, 2022 – 28.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2023	September 30, 2023
Total debt(1) – beginning of period	17 004	15 619

Decrease in long-term debt	—	(5)

Decrease in short-term debt	(1 761)	(353)

Increase in lease liability	10	394

Lease payments	(84)	(248)

Foreign exchange on debt, and other	258	20
Total debt(1) – September 30, 2023	15 427	15 427

Less: Cash and cash equivalents – September 30, 2023	2 432	2 432
Net debt(1) – September 30, 2023	12 995	12 995

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt decreased in the third quarter of 2023 primarily due to a decrease in short-term indebtedness and principal lease payments made during the quarter, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2023.
The company’s total debt decreased in the first nine months of 2023 primarily due to a decrease in short-term indebtedness and principal lease payments made during the period, partially offset by an increase in net leases entered into, and assumed with the Fort Hills acquisition, during the period.
As at September 30, 2023, Suncor’s net debt was $12.995 billion, compared to $14.394 billion at June 30, 2023, and $13.639 billion at December 31, 2022. The change in net debt was primarily due to the factors listed above, as well as the change in cash and cash equivalents. The company anticipates an increase in its net debt balances in the fourth quarter of 2023 as a result of the anticipated acquisition of TotalEnergies EP Canada Ltd.
Common Shares
September 30
(thousands)	2023
Common shares	1 297 798

Common share options – exercisable	14 980

Common share options – non-exercisable	2 886
As at November 6, 2023, the total number of common shares outstanding was 1,295,015,846 and the total number of exercisable and non-exercisable common share options outstanding was 17,407,721. Once vested, each outstanding common share option is exercisable for one common share.
26   2023 Third Quarter   Suncor Energy Inc.

Share Repurchases
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
Between February 17, 2023, and November 6, 2023, pursuant to Suncor’s NCIB, Suncor repurchased 38,440,514 common shares on the open market, representing the equivalent of 2.9% of its common shares as at February 3, 2023, for $1.642 billion, at a weighted average price of $42.72 per share.
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)	6 789	25 003	43 529	100 215

Weighted average repurchase price per share (dollars per share)	44.20	41.20	42.69	44.00

Share repurchase cost	300	1 030	1 858	4 410
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2022 annual MD&A, with no material updates to note during the nine months ended September 30, 2023, with the exception of an increase in commitments related to the company’s increased working interest in Fort Hills during the first quarter of 2023. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity, or capital expenditures.
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in Fort Hills. The transaction is anticipated to close in the fourth quarter of 2023. Upon closing, the acquisition is expected to impact the company’s undiscounted future decommissioning and restoration costs, long-term contracts, pipeline capacity and energy service commitments and its commitments associated with leases.
2023 Third Quarter   Suncor Energy Inc.   27

MANAGEMENT’S DISCUSSION AND ANALYSIS
7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021
Total production (mboe/d)

Oil Sands	646.1	679.1	675.1	688.1	646.0	641.5	685.7	665.9

Exploration and Production	44.4	62.8	67.0	75.0	78.1	78.7	80.4	77.4
Total upstream production	690.5	741.9	742.1	763.1	724.1	720.2	766.1	743.3
Revenues and other income

Gross revenues(1)	13 911	12 434	12 272	14 754	15 869	17 815	14 469	11 897

Royalties	(1 262)	(715)	(358)	(834)	(925)	(1 680)	(1 132)	(748)
Operating revenues, net of royalties(1)	12 649	11 719	11 914	13 920	14 944	16 135	13 337	11 149

Other (loss) income	(13)	(3)	342	(65)	113	69	14	10
	12 636	11 716	12 256	13 855	15 057	16 204	13 351	11 159
Net earnings (loss)	1 544	1 879	2 052	2 741	(609)	3 996	2 949	1 553

Per common share – basic (dollars)	1.19	1.44	1.54	2.03	(0.45)	2.84	2.06	1.07

Per common share – diluted (dollars)	1.19	1.43	1.54	2.03	(0.45)	2.83	2.06	1.07
Adjusted operating earnings(2)	1 980	1 253	1 809	2 432	2 565	3 814	2 755	1 294

Per common share(3)(4) (dollars)	1.52	0.96	1.36	1.81	1.88	2.71	1.92	0.89
Adjusted funds from operations(2)	3 634	2 655	3 002	4 189	4 473	5 345	4 094	3 144

Per common share(3)(4) (dollars)	2.80	2.03	2.26	3.11	3.28	3.80	2.86	2.17
Cash flow provided by operating activities	4 184	2 803	1 039	3 924	4 449	4 235	3 072	2 615

Per common share(4) (dollars)	3.22	2.14	0.78	2.91	3.26	3.01	2.14	1.80
ROCE(3) (%) for the twelve months ended	15.8	12.8	17.8	19.4	17.5	19.4	12.7	8.6
ROCE excluding impairments and impairment reversals(3) (%) for the twelve months ended	15.8	16.3	21.6	22.9	21.0	18.2	12.4	8.2
Common share information (dollars)

Dividend per common share	0.52	0.52	0.52	0.52	0.47	0.47	0.42	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	46.71	38.86	41.96	42.95	38.90	45.16	40.70	31.65

New York Stock Exchange (US$)	34.38	29.32	31.05	31.73	28.15	35.07	32.59	25.03

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(4)
Represented on a basic per share basis.

28   2023 Third Quarter   Suncor Energy Inc.

Business Environment
(average for the three months ended)		Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021
WTI crude oil at Cushing	US$/bbl	82.20	73.75	76.10	82.65	91.65	108.40	94.40	77.15

Dated Brent crude	US$/bbl	86.70	78.35	81.25	88.65	100.95	113.75	101.50	79.70

Dated Brent/Maya FOB price differential	US$/bbl	11.15	14.75	18.40	17.70	17.95	11.65	14.30	8.60

MSW at Edmonton	Cdn$/bbl	107.80	95.10	99.05	110.05	116.85	137.80	115.75	93.25

WCS at Hardisty	US$/bbl	69.30	58.70	51.35	57.00	71.75	95.60	79.80	62.50

WTI-WCS light/heavy differential	US$/bbl	(12.90)	(15.05)	(24.75)	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)

SYN-WTI (differential) premium	US$/bbl	2.80	2.90	2.10	4.15	8.80	6.05	(1.30)	(1.80)

Condensate at Edmonton	US$/bbl	77.90	72.35	79.85	83.40	87.35	108.35	96.15	79.10

Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.50	2.35	3.05	4.90	4.15	6.90	4.50	4.45

Alberta Power Pool Price	Cdn$/MWh	151.60	159.80	142.00	213.95	221.40	122.45	90.00	107.30

New York Harbor 2-1-1 crack(1)	US$/bbl	39.95	32.30	36.70	52.75	46.70	60.05	28.25	20.65

Chicago 2-1-1 crack(1)	US$/bbl	27.45	28.60	31.55	39.20	43.30	49.40	20.20	16.90

Portland 2-1-1 crack(1)	US$/bbl	55.90	37.30	37.40	50.70	57.30	63.45	33.80	25.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	39.10	29.15	37.65	40.20	41.85	52.55	26.80	19.65

U.S. Renewable Volume Obligation	US$/bbl	7.45	7.70	8.20	8.55	8.10	7.80	6.45	6.10

Suncor custom 5-2-2-1 index(2)	US$/bbl	36.00	34.20	42.80	51.90	45.45	51.45	32.25	28.05

Exchange rate (average)	US$/Cdn$	0.75	0.74	0.74	0.74	0.77	0.78	0.79	0.79

Exchange rate (end of period)	US$/Cdn$	0.74	0.76	0.74	0.74	0.73	0.78	0.80	0.79

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2022 annual MD&A.

2023 Third Quarter   Suncor Energy Inc.   29

MANAGEMENT’S DISCUSSION AND ANALYSIS
8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2022.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2022, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2022 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2022, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2023, and the Financial Condition and Liquidity section of the 2022 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2023, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning system across the entire organization; accordingly, the company has modified and added a number of internal controls, including verifications, and testing to ensure data integrity. Additionally, the company confirmed that it had experienced a cybersecurity incident on June 25, 2023, which also impacted the early part of the third quarter. The incident resulted in a breach of customer data from the Petro-Points program and impacted certain transactional systems for a short period following the incident, however, the event is not expected to have a material impact on the company’s 2023 financial results. Suncor has taken actions to monitor and maintain appropriate internal controls during the period following the cybersecurity incident and, accordingly, has implemented interim, or modified certain existing, internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2023 corporate guidance ranges (which were originally disclosed via press release on November 29, 2022, and updated via Suncor’s press releases dated February 14, 2023, and May 8, 2023), a copy of which is available on www.sedarplus.ca.
30   2023 Third Quarter   Suncor Energy Inc.

9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2023 Third Quarter   Suncor Energy Inc.   31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2023	2022
Adjustments to net earnings

Net earnings		8 216	7 889

(Deduct) add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(168)	838

Net interest expense		569	635
Adjusted net earnings(1)	A	8 617	9 362
Capital employed – beginning of twelve-month period

Net debt(2)		14 584	16 671

Shareholders’ equity		38 167	36 300
		52 751	52 971
Capital employed – end of twelve-month period

Net debt(2)		12 995	14 584

Shareholders’ equity		41 770	38 167
		54 765	52 751
Average capital employed	B	54 530	53 613
ROCE (%)(3)	A/B	15.8	17.5

(1)
Total before-tax impact of adjustments is $565 million for the twelve months ended September 30, 2023, and $1.742 billion for the twelve months ended September 30, 2022.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended September 30, 2023, there were no impairments or impairment reversals resulting in ROCE excluding impairments equaling ROCE. ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022 and the impact of the impairment of  $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022.

32   2023 Third Quarter   Suncor Energy Inc.

Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 407	(1 193)	227	637	1 274	753	(774)	(676)	—	—	2 134	(479)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 367	4 463	115	141	234	207	28	41	—	—	1 744	4 852

Accretion	115	64	14	15	3	3	—	(1)	—	—	132	81

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	256	723	—	—	256	723

Change in fair value of financial instruments and trading inventory	47	(44)	11	44	(43)	196	—	—	—	—	15	196

(Gain) loss on disposal of assets	(39)	(1)	—	65	(8)	1	(2)	—	—	—	(49)	65

Share-based compensation	78	(8)	6	(1)	34	(6)	106	(14)	—	—	224	(29)

Settlement of decommissioning and restoration liabilities	(67)	(56)	(1)	(1)	(7)	(7)	—	—	—	—	(75)	(64)

Other	21	32	—	(6)	(5)	27	18	27	—	—	34	80

Current income tax expense	—	—	—	—	—	—	—	—	(781)	(952)	(781)	(952)
Adjusted funds from (used in) operations	2 929	3 257	372	894	1 482	1 174	(368)	100	(781)	(952)	3 634	4 473

Change in non-cash working capital											550	(24)
Cash flow provided by operating activities											4 184	4 449
2023 Third Quarter   Suncor Energy Inc.   33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	4 151	4 008	1 558	2 643	2 785	4 177	(1 295)	(2 050)	—	—	7 199	8 778

Adjustments for:

Depreciation, depletion, amortization and impairment	3 688	6 847	384	(235)	678	618	87	91	—	—	4 837	7 321

Accretion	344	185	49	45	6	6	—	(1)	—	—	399	235

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	15	929	—	—	15	929

Change in fair value of financial instruments and trading inventory	92	(87)	(2)	5	1	71	—	—	—	—	91	(11)

(Gain) loss on disposal of assets	(39)	(2)	(608)	65	(26)	(10)	(322)	—	—	—	(995)	53

Share-based compensation	41	73	8	1	15	20	(24)	67	—	—	40	161

Settlement of decommissioning and restoration liabilities	(256)	(203)	(5)	(19)	(19)	(12)	—	(1)	—	—	(280)	(235)

Other	53	81	—	(46)	17	28	(17)	(2)	—	—	53	61

Current income tax expense	—	—	—	—	—	—	—	—	(2 068)	(3 380)	(2 068)	(3 380)
Adjusted funds from (used in) operations	8 074	10 902	1 384	2 459	3 457	4 898	(1 556)	(967)	(2 068)	(3 380)	9 291	13 912

Change in non-cash working capital											(1 265)	(2 156)
Cash flow provided by operating activities											8 026	11 756
34   2023 Third Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 929	3 257	372	894	1 482	1 174	(368)	100	(781)	(952)	3 634	4 473

Capital expenditures including capitalized interest(1)	(1 175)	(1 048)	(187)	(132)	(195)	(165)	(20)	(34)	—	—	(1 577)	(1 379)
Free funds flow (deficit)	1 754	2 209	185	762	1 287	1 009	(388)	66	(781)	(952)	2 057	3 094
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	8 074	10 902	1 384	2 459	3 457	4 898	(1 556)	(967)	(2 068)	(3 380)	9 291	13 912

Capital expenditures including capitalized interest(1)	(3 028)	(2 621)	(507)	(330)	(697)	(558)	(44)	(176)	—	—	(4 276)	(3 685)
Free funds flow (deficit)	5 046	8 281	877	2 129	2 760	4 340	(1 600)	(1 143)	(2 068)	(3 380)	5 015	10 227

(1)
Excludes capital expenditures related to assets previously held for sale of nil and $108 million in the third quarter and first nine months of 2023, respectively, compared to $38 million and $93 million in the third quarter and first nine months of 2022, respectively.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
2023 Third Quarter   Suncor Energy Inc.   35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Refining and marketing gross margin reconciliation

Operating revenues	8 570	9 615	23 015	27 709

Purchases of crude oil and products	(6 268)	(7 879)	(17 419)	(20 746)
	2 302	1 736	5 596	6 963

Other (loss) income	(26)	(46)	143	(121)

Non-refining and marketing margin	(4)	(4)	(39)	(23)
Refining and marketing gross margin – FIFO	2 272	1 686	5 700	6 819

Refinery production(1) (mbbls)	45 342	45 000	119 139	124 828
Refining and marketing gross margin – FIFO ($/bbl)	50.10	37.45	47.85	54.65
FIFO and risk management activities adjustment	(348)	585	(101)	(669)
Refining and marketing gross margin – LIFO	1 924	2 271	5 599	6 150
Refining and marketing gross margin – LIFO ($/bbl)	42.45	50.45	47.00	49.25
Refining operating expense reconciliation

Operating, selling and general expense	610	596	1 864	1 747

Non-refining costs	(329)	(291)	(989)	(908)
Refining operating expense	281	305	875	839

Refinery production(1) (mbbls)	45 342	45 000	119 139	124 828
Refining operating expense ($/bbl)	6.20	6.80	7.35	6.70

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

36   2023 Third Quarter   Suncor Energy Inc.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	September 30	December 31
($ millions, except as noted)	2023	2022
Short-term debt	2 471	2 807

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	321	317

Long-term debt	9 798	9 800

Long-term lease liabilities	2 837	2 695
Total debt	15 427	15 619

Less: Cash and cash equivalents	2 432	1 980
Net debt	12 995	13 639

Shareholders’ equity	41 770	39 367
Total debt plus shareholders’ equity	57 197	54 986
Total debt to total debt plus shareholders’ equity (%)	27.0	28.4
Net debt to net debt plus shareholders’ equity (%)	23.7	25.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	19.1	21.3
2023 Third Quarter   Suncor Energy Inc.   37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	1 891	4 912	6 803	6 803	2 542	4 993	7 535	7 535

Other (loss) income	(5)	1	(4)	(4)	74	(4)	70	70

Purchases of crude oil and products	(274)	(43)	(317)	(317)	(634)	(144)	(778)	(778)

Gross realization adjustment(1)	22	(82)	(60)		(145)	(52)	(197)
Gross realization	1 634	4 788	6 422		1 837	4 793	6 630
Transportation and distribution	(140)	(114)	(254)	(254)	(143)	(195)	(338)	(338)
Price realization	1 494	4 674	6 168		1 694	4 598	6 292
Sales volumes (mbbls)	16 711	43 620	60 331		21 272	38 561	59 833
Price realization per barrel	89.35	107.19	102.25		79.60	119.27	105.16
Nine months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	4 572	14 476	19 048	19 048	6 545	17 222	23 767	23 767

Other (loss) income	145	(39)	106	106	33	60	93	93

Purchases of crude oil and products	(938)	(148)	(1 086)	(1 086)	(1 491)	(301)	(1 792)	(1 792)

Gross realization adjustment(1)	(68)	(242)	(310)		(51)	(293)	(344)
Gross realization	3 711	14 047	17 758		5 036	16 688	21 724
Transportation and distribution	(368)	(451)	(819)	(819)	(327)	(591)	(918)	(918)
Price realization	3 343	13 596	16 939		4 709	16 097	20 806
Sales volumes (mbbls)	47 266	135 531	182 797		49 910	130 145	180 055
Price realization per barrel	70.68	100.34	92.67		94.31	123.70	115.55

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

38   2023 Third Quarter   Suncor Energy Inc.

E&P Price Realizations
Three months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	423	224	647	280	726	6	1 012

Transportation and distribution	—	(12)	—	(12)	(7)	(12)	—	(19)
Price realization	—	411	224		273	714	6
Sales volumes (mbbls)	—	3 504			1 984	5 475
Price realization per barrel	—	117.21			137.29	130.37
Nine months ended	September 30, 2023				September 30, 2022
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues	306	1 430	458	2 194	844	2 065	337	3 246

Transportation and distribution	(9)	(39)	(6)	(54)	(19)	(48)	—	(67)
Price realization	297	1 391	452		825	2 017	337
Sales volumes (mbbls)	2 729	12 958			6 560	15 339
Price realization per barrel	109.00	107.30			125.61	131.45

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2023, revenue included a gross-up amount of  $171 million, with an offsetting amount of  $94 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the first nine months of 2023, revenue included a gross-up amount of  $346 million, with an offsetting amount of  $177 million in royalties in the E&P segment and $169 million in income tax expense reported at the consolidated level. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue included a gross-up amount of  $251 million, with an offsetting amount of  $147 million in royalties in the E&P segment and $104 million in income tax expense reported at the consolidated level.

2023 Third Quarter   Suncor Energy Inc.   39

MANAGEMENT’S DISCUSSION AND ANALYSIS
10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
40   2023 Third Quarter   Suncor Energy Inc.

11. ADVISORIES
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Forward-Looking Information
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s expectations regarding its planned acquisition of TotalEnergies EP Canada Ltd., including the expected benefits therefrom, the expected timing of closing, the expected sources of funds for the transaction and that the transaction will result in increased net debt balances;

•
Suncor’s expectation that the Terra Nova asset will safely restart production in the fourth quarter;

•
Suncor’s expectation that its indicative 5-2-2-1 index will continue to be an appropriate measure of Suncor’s actual results;

•
expectations regarding planned maintenance events;

•
Suncor’s expectation that the cybersecurity incident will not have a material impact on the company’s 2023 financial results;

•
statements regarding Suncor’s planned 2023 capital spending program of $5.4 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

2023 Third Quarter   Suncor Energy Inc.   41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using
42   2023 Third Quarter   Suncor Energy Inc.

derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2022 annual MD&A, the 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2023 Third Quarter   Suncor Energy Inc.   43

 Exhibit 99.2
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Revenues and Other Income

Gross revenues (note 3)	13 911	15 869	38 617	48 153

Less: royalties (note 3)	(1 262)	(925)	(2 335)	(3 737)

Other (loss) income (note 4)	(13)	113	326	196
	12 636	15 057	36 608	44 612
Expenses

Purchases of crude oil and products	4 701	6 089	13 147	16 125

Operating, selling and general	3 124	3 075	9 988	9 251

Transportation and distribution	412	467	1 244	1 228

Depreciation, depletion, amortization and impairment (note 10)	1 744	4 852	4 837	7 321

Exploration	10	6	59	51

(Gain) loss on disposal of assets (note 10)	(49)	65	(995)	53

Financing expenses (note 6)	560	982	1 129	1 805
	10 502	15 536	29 409	35 834
Earnings (Loss) before Income Taxes	2 134	(479)	7 199	8 778
Income Tax Expense (Recovery)

Current	781	952	2 068	3 380

Deferred	(191)	(822)	(344)	(938)
	590	130	1 724	2 442
Net Earnings (Loss)	1 544	(609)	5 475	6 336
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	76	286	158	216

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 12)	296	(63)	321	835
Other Comprehensive Income	372	223	479	1 051
Total Comprehensive Income (Loss)	1 916	(386)	5 954	7 387
Per Common Share (dollars) (note 7)

Net earnings (loss) – basic	1.19	(0.45)	4.17	4.52

Net earnings (loss) – diluted	1.19	(0.45)	4.17	4.51

Cash dividends	0.52	0.47	1.56	1.36
See accompanying notes to the condensed interim consolidated financial statements.
44   2023 Third Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	September 30 2023	December 31 2022
Assets

Current assets

Cash and cash equivalents	2 432	1 980

Accounts receivable	7 315	6 068

Inventories	5 186	5 058

Income taxes receivable	378	244

Assets held for sale	—	1 186
Total current assets	15 311	14 536

Property, plant and equipment, net	62 638	62 654

Exploration and evaluation	1 758	1 995

Other assets (note 12)	2 023	1 766

Goodwill and other intangible assets	3 541	3 586

Deferred income taxes	118	81
Total assets	85 389	84 618
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	2 471	2 807

Current portion of long-term lease liabilities	321	317

Accounts payable and accrued liabilities	8 591	8 167

Current portion of provisions	886	564

Income taxes payable	49	484

Liabilities associated with assets held for sale	—	530
Total current liabilities	12 318	12 869

Long-term debt (note 6)	9 798	9 800

Long-term lease liabilities	2 837	2 695

Other long-term liabilities (note 12)	1 360	1 642

Provisions (note 11)	9 020	9 800

Deferred income taxes	8 286	8 445

Equity	41 770	39 367
Total liabilities and shareholders’ equity	85 389	84 618
See accompanying notes to the condensed interim consolidated financial statements.
2023 Third Quarter   Suncor Energy Inc.   45

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Operating Activities

Net Earnings (Loss)	1 544	(609)	5 475	6 336

Adjustments for:

Depreciation, depletion, amortization and impairment	1 744	4 852	4 837	7 321

Deferred income tax recovery	(191)	(822)	(344)	(938)

Accretion (note 6)	132	81	399	235

Unrealized foreign exchange loss on U.S. dollar denominated debt (note 6)	256	723	15	929

Change in fair value of financial instruments and trading inventory	15	196	91	(11)

(Gain) loss on disposal of assets (note 10)	(49)	65	(995)	53

Share-based compensation	224	(29)	40	161

Settlement of decommissioning and restoration liabilities	(75)	(64)	(280)	(235)

Other	34	80	53	61

Decrease (increase) in non-cash working capital	550	(24)	(1 265)	(2 156)
Cash flow provided by operating activities	4 184	4 449	8 026	11 756
Investing Activities

Capital and exploration expenditures	(1 577)	(1 379)	(4 276)	(3 685)

Capital expenditures on assets held for sale	—	(38)	(108)	(93)

Acquisitions (note 10)	—	—	(712)	—

Proceeds from disposal of assets (note 10)	51	297	1 880	315

Other investments	(12)	(17)	(59)	7

(Increase) decrease in non-cash working capital	(109)	151	120	217
Cash flow used in investing activities	(1 647)	(986)	(3 155)	(3 239)
Financing Activities

Net (decrease) increase in short-term debt	(1 761)	1 167	(353)	1 436

Repayment of long-term debt (note 6)	—	—	(5)	(1 539)

Lease liability payments	(84)	(79)	(248)	(246)

Issuance of common shares under share option plans	99	12	155	462

Repurchase of common shares (note 8)	(300)	(1 030)	(1 858)	(4 410)

Distributions relating to non-controlling interest	(4)	(3)	(12)	(7)

Dividends paid on common shares	(676)	(638)	(2 045)	(1 896)
Cash flow used in financing activities	(2 726)	(571)	(4 366)	(6 200)
(Decrease) Increase in Cash and Cash Equivalents	(189)	2 892	505	2 317

Effect of foreign exchange on cash and cash equivalents	11	97	(53)	137

Cash and cash equivalents at beginning of period	2 610	1 670	1 980	2 205
Cash and Cash Equivalents at End of Period	2 432	4 659	2 432	4 659
Supplementary Cash Flow Information

Interest paid	162	155	624	625

Income taxes paid	539	1 450	2 415	3 212
See accompanying notes to the condensed interim consolidated financial statements.
46   2023 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 336	6 336	—

Foreign currency translation adjustment	—	—	216	—	216	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $263	—	—	—	835	835	—
Total comprehensive income	—	—	216	7 171	7 387	—

Issued under share option plans	530	(62)	—	—	468	12 200

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 668)	—	—	(2 742)	(4 410)	(100 215)

Change in liability for share repurchase commitment	15	—	—	(25)	(10)	—

Share-based compensation	—	14	—	—	14	—

Dividends paid on common shares	—	—	—	(1 896)	(1 896)	—
At September 30, 2022	22 527	564	1 030	14 046	38 167	1 353 206
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	5 475	5 475	—

Foreign currency translation adjustment	—	—	158	—	158	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $103 (note 12)	—	—	—	321	321	—
Total comprehensive income	—	—	158	5 796	5 954	—

Issued under share option plans	166	(11)	—	—	155	3 856

Repurchase of common shares for cancellation (note 8)	(729)	—	—	(1 129)	(1 858)	(43 529)

Change in liability for share repurchase commitment (note 8)	77	—	—	108	185	—

Share-based compensation	—	12	—	—	12	—

Dividends paid on common shares	—	—	—	(2 045)	(2 045)	—
At September 30, 2023	21 771	572	1 132	18 295	41 770	1 297 798
See accompanying notes to the condensed interim consolidated financial statements.
2023 Third Quarter   Suncor Energy Inc.   47

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
48   2023 Third Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	4 725	5 251	647	1 012	8 543	9 597	(4)	9	13 911	15 869

Intersegment revenues	2 078	2 284	—	—	27	18	(2 105)	(2 302)	—	—

Less: Royalties	(1 111)	(829)	(151)	(96)	—	—	—	—	(1 262)	(925)
Operating revenues, net of royalties	5 692	6 706	496	916	8 570	9 615	(2 109)	(2 293)	12 649	14 944

Other (loss) income	(4)	70	(21)	88	(26)	(46)	38	1	(13)	113
	5 688	6 776	475	1 004	8 544	9 569	(2 071)	(2 292)	12 636	15 057
Expenses

Purchases of crude oil and products	317	778	—	—	6 268	7 879	(1 884)	(2 568)	4 701	6 089

Operating, selling and general	2 213	2 278	102	118	610	596	199	83	3 124	3 075

Transportation and distribution	254	338	12	19	154	120	(8)	(10)	412	467

Depreciation, depletion, amortization and impairment	1 367	4 463	115	141	234	207	28	41	1 744	4 852

Exploration	7	2	3	4	—	—	—	—	10	6

(Gain) loss on disposal of assets	(39)	(1)	—	65	(8)	1	(2)	—	(49)	65

Financing expenses	162	111	16	20	12	13	370	838	560	982
	4 281	7 969	248	367	7 270	8 816	(1 297)	(1 616)	10 502	15 536
Earnings (Loss) before Income Taxes	1 407	(1 193)	227	637	1 274	753	(774)	(676)	2 134	(479)

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	781	952

Deferred	—	—	—	—	—	—	—	—	(191)	(822)
	—	—	—	—	—	—	—	—	590	130
Net Earnings (Loss)	—	—	—	—	—	—	—	—	1 544	(609)
Capital and Exploration Expenditures(1)	1 175	1 048	187	132	195	165	20	34	1 577	1 379

(1)
Excludes capital expenditures related to assets previously held for sale of  $38 million for the three months ended September 30, 2022.

2023 Third Quarter   Suncor Energy Inc.   49

Notes to the Consolidated Financial Statements
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	13 474	17 261	2 194	3 246	22 957	27 614	(8)	32	38 617	48 153

Intersegment revenues	5 574	6 506	—	—	58	95	(5 632)	(6 601)	—	—

Less: Royalties	(1 982)	(3 301)	(353)	(436)	—	—	—	—	(2 335)	(3 737)
Operating revenues, net of royalties	17 066	20 466	1 841	2 810	23 015	27 709	(5 640)	(6 569)	36 282	44 416

Other income (loss)	106	93	(11)	168	143	(121)	88	56	326	196
	17 172	20 559	1 830	2 978	23 158	27 588	(5 552)	(6 513)	36 608	44 612
Expenses

Purchases of crude oil and products	1 086	1 792	—	—	17 419	20 746	(5 358)	(6 413)	13 147	16 125

Operating, selling and general	6 933	6 659	378	357	1 864	1 747	813	488	9 988	9 251

Transportation and distribution	819	918	54	67	398	270	(27)	(27)	1 244	1 228

Depreciation, depletion, amortization and impairment	3 688	6 847	384	(235)	678	618	87	91	4 837	7 321

Exploration	46	35	13	16	—	—	—	—	59	51

(Gain) loss on disposal of assets	(39)	(2)	(608)	65	(26)	(10)	(322)	—	(995)	53

Financing expenses	488	302	51	65	40	40	550	1 398	1 129	1 805
	13 021	16 551	272	335	20 373	23 411	(4 257)	(4 463)	29 409	35 834
Earnings (Loss) before Income Taxes	4 151	4 008	1 558	2 643	2 785	4 177	(1 295)	(2 050)	7 199	8 778

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 068	3 380

Deferred	—	—	—	—	—	—	—	—	(344)	(938)
	—	—	—	—	—	—	—	—	1 724	2 442
Net Earnings	—	—	—	—	—	—	—	—	5 475	6 336
Capital and Exploration Expenditures(1)	3 028	2 621	507	330	697	558	44	176	4 276	3 685

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the nine months ended September 30, 2023 (2022 – $93 million).

50   2023 Third Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended September 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 912	—	4 912	4 993	—	4 993

Bitumen	1 891	—	1 891	2 542	—	2 542
	6 803	—	6 803	7 535	—	7 535
Exploration and Production

Crude oil and natural gas liquids	423	224	647	726	272	998

Natural gas	—	—	—	—	14	14
	423	224	647	726	286	1 012
Refining and Marketing

Gasoline	3 779	—	3 779	3 998	—	3 998

Distillate	4 030	—	4 030	4 677	—	4 677

Other	761	—	761	940	—	940
	8 570	—	8 570	9 615	—	9 615
Corporate and Eliminations
	(2 109)	—	(2 109)	(2 293)	—	(2 293)
Total Revenue from Contracts with Customers	13 687	224	13 911	15 583	286	15 869
Nine months ended September 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	14 476	—	14 476	17 222	—	17 222

Bitumen	4 572	—	4 572	6 545	—	6 545
	19 048	—	19 048	23 767	—	23 767
Exploration and Production

Crude oil and natural gas liquids	1 430	758	2 188	2 065	1 151	3 216

Natural gas	—	6	6	—	30	30
	1 430	764	2 194	2 065	1 181	3 246
Refining and Marketing

Gasoline	9 940	—	9 940	11 173	—	11 173

Distillate	11 039	—	11 039	13 650	—	13 650

Other	2 036	—	2 036	2 886	—	2 886
	23 015	—	23 015	27 709	—	27 709
Corporate and Eliminations
	(5 640)	—	(5 640)	(6 569)	—	(6 569)
Total Revenue from Contracts with Customers	37 853	764	38 617	46 972	1 181	48 153
2023 Third Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
4. Other (Loss) Income
Other (loss) income consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Energy trading and risk management	(84)	(40)	183	(95)

Investment and interest income(1)	71	8	139	121

Insurance proceeds(2)	—	157	—	157

Other(1)(3)	—	(12)	4	13
	(13)	113	326	196

(1)
Prior period amounts have been reclassified to align with current period presentation of investment and interest income. For the nine months ended September 30, 2022, $49 million was reclassified from other to investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(2)
The three and nine months ended September 30, 2022, includes $147 million of insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $10 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base Plant, within the Oil Sands segment.

(3)
The nine months ended September 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Equity-settled plans	3	3	12	14

Cash-settled plans	228	(31)	342	304
	231	(28)	354	318
6. Financing Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Interest on debt	205	212	593	628

Interest on lease liabilities	41	40	137	124

Capitalized interest	(65)	(43)	(185)	(124)
Interest expense	181	209	545	628

Interest on partnership liability	12	12	37	38

Interest on pension and other post-retirement benefits	4	11	7	31

Accretion	132	81	399	235

Foreign exchange loss on U.S. dollar denominated debt	256	723	15	929

Operational foreign exchange and other	(25)	(54)	126	(56)
	560	982	1 129	1 805
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
52   2023 Third Quarter   Suncor Energy Inc.

7. EARNINGS PER COMMON SHARE
	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Net earnings (loss)	1 544	(609)	5 475	6 336
(millions of common shares)
Weighted average number of common shares	1 300	1 364	1 313	1 401

Dilutive securities:

Effect of share options	2	2	2	3
Weighted average number of diluted common shares	1 302	1 366	1 315	1 404
(dollars per common share)
Basic earnings (loss) per share	1.19	(0.45)	4.17	4.52
Diluted earnings (loss) per share	1.19	(0.45)	4.17	4.51
8. NORMAL COURSE ISSUER BID
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
For the three months ended September 30, 2023, the company repurchased 6.8 million common shares under the 2023 renewed NCIB at an average price of $44.20 per share, for a total repurchase cost of $0.3 billion. For the nine months ended September 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 35.2 million common shares under the 2023 renewed NCIB at an average price of $42.69 per share, for a total repurchase cost of $1.9 billion.
For the three months ended September 30, 2022, the company repurchased 25.0 million common shares under the previous 2022 NCIB at an average price of $41.20 per share, for a total repurchase cost of $1.0 billion. For the nine months ended September 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 93.1 million common shares under the previous 2022 NCIB at an average price of $44.00 per share, for a total repurchase cost of $4.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)

Shares repurchased	6 789	25 003	43 529	100 215
Amounts charged to:

Share capital	114	419	729	1 668

Retained earnings	186	611	1 129	2 742
Share repurchase cost	300	1 030	1 858	4 410
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	September 30 2023	December 31 2022
Amounts charged to:

Share capital	59	136

Retained earnings	106	214
Liability for share purchase commitment	165	350
2023 Third Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2022	(65)

Changes in fair value recognized in earnings during the year	(81)

Cash settlements – paid (received) during the year	10
Fair value outstanding at September 30, 2023	(136)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2023:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	30	33	—	63

Accounts payable	(164)	(35)	—	(199)
	(134)	(2)	—	(136)
During the third quarter of 2023, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At September 30, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2022 – $9.8 billion) and the fair value was $9.0 billion (December 31, 2022 – $9.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
54   2023 Third Quarter   Suncor Energy Inc.

10. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Acquisition of Additional Ownership Interest in Fort Hills:
Subsequent to the third quarter of 2023, Suncor reached an agreement to acquire TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which holds a 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs. All necessary regulatory approvals have been received and the transaction will have an effective date of April 1, 2023, subject to closing, which is anticipated to occur in the fourth quarter of 2023.
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Under the governing agreements, Fort Hills remains under joint control between Suncor and TotalEnergies Canada. Suncor maintains its proportionate share of Fort Hills in the consolidated financial statements.
The acquisition has been accounted for as a business combination using the acquisition method. The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.
($ millions)
Accounts receivable	35

Inventory	37

Property, plant and equipment	1 149

Other assets(1)	6
Total assets acquired	1 227
Accounts payable and accrued liabilities	(102)

Lease liabilities	(284)

Decommissioning provision	(83)

Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712

(1)
Other assets include $3 million of cash and cash equivalents.

The additional working interest in Fort Hills contributed $333 million to gross revenues and a $20 million net loss to consolidated net earnings from the acquisition date to September 30, 2023.
Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss to consolidated net earnings, which would have resulted in gross revenues of $39.0 billion and consolidated net earnings of $5.5 billion for the nine months ended September 30, 2023.
During the third quarter of 2022, the company recorded impairment of $2.6 billion (net of taxes of $0.8 billion) on its share of Fort Hills in the Oil Sands segment.
No other indicators of impairment or reversals of impairment were identified at September 30, 2023.
Meadow Creek:
During the third quarter of 2023, the company recorded after-tax derecognition charges of $192 million ($253 million before-tax) on its Meadow Creek development properties in the Oil Sands segment as these properties no longer align with the company’s future development plans.
2023 Third Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax) including $25 million in foreign exchange gains recognized as a result of the disposal of foreign operations. The U.K. operations are reported within the Exploration and Production segment.
Norway Assets:
During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of $297 million (net of cash disposed of $133 million), resulting in a $65 million loss related to closing adjustments and foreign exchange losses recognized as a result of the disposal of foreign operations. The company completed the sale on September 30, 2022 with an effective date of March 1, 2022. The Norway assets were reported in the Exploration and Production segment.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax). The wind and solar assets were reported in the Corporate segment.
11. Provisions
Suncor’s decommissioning and restoration provision decreased by $1 billion for the nine months ended September 30, 2023. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 6.10% (December 31, 2022 – 5.50%)
12. Pensions and Other Post-Retirement Benefits
For the nine months ended September 30, 2023, the actuarial gain on employee retirement benefit plans was $321 million (net of taxes of $103 million) mainly due to an increase in discount rate to 5.60% (December 31, 2022 – 5.10%)
56   2023 Third Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	For the Quarter Ended					For the Nine Months Ended		For the Year Ended
($ millions, except per share amounts)	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
Gross revenues	13 911	12 434	12 272	14 754	15 869	38 617	48 153	62 907

Less: Royalties	(1 262)	(715)	(358)	(834)	(925)	(2 335)	(3 737)	(4 571)
Operating revenues, net of royalties	12 649	11 719	11 914	13 920	14 944	36 282	44 416	58 336
Earnings (loss) before income taxes

Oil Sands	1 407	1 267	1 477	1 625	(1 193)	4 151	4 008	5 633

Exploration and Production	227	956	375	578	637	1 558	2 643	3 221

Refining and Marketing	1 274	518	993	1 517	753	2 785	4 177	5 694

Corporate and Eliminations	(774)	(390)	(131)	(182)	(676)	(1 295)	(2 050)	(2 232)

Income tax expense	(590)	(472)	(662)	(797)	(130)	(1 724)	(2 442)	(3 239)
Net earnings (loss)	1 544	1 879	2 052	2 741	(609)	5 475	6 336	9 077
Adjusted operating earnings (loss)(A)

Oil Sands	1 670	1 281	1 490	1 719	2 195	4 441	7 323	9 042

Exploration and Production	227	349	375	578	555	951	1 916	2 494

Refining and Marketing	1 277	494	998	1 529	755	2 769	4 158	5 687

Corporate and Eliminations	(518)	(359)	(430)	(382)	47	(1 307)	(1 121)	(1 503)

Income tax expense included in adjusted operating earnings	(676)	(512)	(624)	(1 012)	(987)	(1 812)	(3 142)	(4 154)
Total	1 980	1 253	1 809	2 432	2 565	5 042	9 134	11 566
Adjusted funds from (used in) operations(A)

Oil Sands	2 929	2 557	2 588	2 929	3 257	8 074	10 902	13 831

Exploration and Production	372	521	491	719	894	1 384	2 459	3 178

Refining and Marketing	1 482	781	1 194	1 663	1 174	3 457	4 898	6 561

Corporate and Eliminations	(368)	(655)	(533)	(273)	100	(1 556)	(967)	(1 240)

Current income tax expense	(781)	(549)	(738)	(849)	(952)	(2 068)	(3 380)	(4 229)
Total	3 634	2 655	3 002	4 189	4 473	9 291	13 912	18 101
Change in non-cash working capital	550	148	(1 963)	(265)	(24)	(1 265)	(2 156)	(2 421)
Cash flow provided by operating activities	4 184	2 803	1 039	3 924	4 449	8 026	11 756	15 680
Per common share

Net earnings (loss) – basic	1.19	1.44	1.54	2.03	(0.45)	4.17	4.52	6.54

Net earnings (loss) – diluted	1.19	1.43	1.54	2.03	(0.45)	4.17	4.51	6.53

Adjusted operating earnings(A)(B)	1.52	0.96	1.36	1.81	1.88	3.84	6.52	8.34

Cash dividends(B)	0.52	0.52	0.52	0.52	0.47	1.56	1.36	1.88

Adjusted funds from operations(A)(B)	2.80	2.03	2.26	3.11	3.28	7.08	9.93	13.05

Cash flow provided by operating activities(B)	3.22	2.14	0.78	2.91	3.26	6.11	8.39	11.30
Returns to shareholders

Dividends paid on common shares	676	679	690	700	638	2 045	1 896	2 596

Repurchase of common shares	300	684	874	725	1 030	1 858	4 410	5 135
Total returns to shareholders	976	1 363	1 564	1 425	1 668	3 903	6 306	7 731
Capital and exploration expenditures (including capitalized interest)

Oil Sands	1 175	1 043	810	919	1 048	3 028	2 621	3 540

Exploration and Production(C)	187	182	138	113	132	507	330	443

Refining and Marketing	195	377	125	258	165	697	558	816

Corporate and Eliminations(D)	20	11	13	12	34	44	176	188
Total capital and exploration expenditures	1 577	1 613	1 086	1 302	1 379	4 276	3 685	4 987

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Represented on a basic per share basis.

(C)
Excludes capital expenditures related to assets previously held for sale of  $66 million in the second quarter of 2023, compared to $42 million in the first quarter of 2023, and $57 million for the twelve months ended December 31, 2022.

(D)
Excludes capital expenditures related to assets previously held for sale of  $76 million for the twelve months ended December 31, 2022.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   57

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022
Return on capital employed(A) (%)	15.8	12.8	17.8	19.4	17.5

Return on capital employed – excluding impairments and impairment reversals(A) (%)	15.8	16.3	21.6	22.9	21.0

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
58   2023 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	For the Quarter Ended					For the Nine Months Ended		For the Year Ended
Oil Sands	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
Production volumes (mbbls/d)
Total Oil Sands bitumen production	787.0	814.3	811.3	810.1	764.1	804.1	783.9	790.5
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	272.2	336.3	315.2	316.5	268.8	307.7	298.5	303.1

Syncrude	197.1	168.7	182.6	201.0	136.3	182.8	168.7	176.9
Total Oil Sands – upgraded – net SCO and diesel production	469.3	505.0	497.8	517.5	405.1	490.5	467.2	480.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	103.0	78.3	108.1	102.0	145.1	96.5	100.0	100.4

Fort Hills	73.8	95.8	69.2	68.6	95.8	79.7	90.3	84.8
Total Oil Sands – non-upgraded bitumen production	176.8	174.1	177.3	170.6	240.9	176.2	190.3	185.2
Total Oil Sands production volumes	646.1	679.1	675.1	688.1	646.0	666.7	657.5	665.2
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	474.1	511.5	504.0	505.3	418.9	496.5	474.9	482.6

Non-upgraded bitumen	181.6	163.6	174.1	174.5	231.2	173.1	182.8	180.7
Total Oil Sands sales volumes	655.7	675.1	678.1	679.8	650.1	669.6	657.7	663.3
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	1 020	1 082	1 024	920	995	3 126	2 883	3 803

Natural gas	80	84	155	205	162	319	533	738
	1 100	1 166	1 179	1 125	1 157	3 445	3 416	4 541
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	27.00	27.00	25.70	23.05	25.50	26.60	25.75	25.10

Natural gas	2.15	2.10	3.90	5.30	4.15	2.70	4.75	4.85
	29.15	29.10	29.60	28.35	29.65	29.30	30.50	29.95
Fort Hills cash operating costs(1)(A)(B) ($ millions)

Cash costs	331	301	260	213	208	892	622	835

Natural gas	13	14	18	24	18	45	73	97
	344	315	278	237	226	937	695	932
Fort Hills cash operating costs(1)(A)(B) ($/bbl)*

Cash costs	41.80	29.95	38.80	33.35	23.60	36.20	25.25	26.90

Natural gas	1.60	1.45	2.60	3.75	2.05	1.80	2.95	3.10
	43.40	31.40	41.40	37.10	25.65	38.00	28.20	30.00
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	592	647	655	623	545	1 894	1 702	2 325

Natural gas	17	18	34	40	29	69	107	147
	609	665	689	663	574	1 963	1 809	2 472
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	32.20	41.45	38.25	32.50	40.25	37.05	35.30	34.45

Natural gas	0.95	1.15	2.00	2.10	2.15	1.35	2.20	2.20
	33.15	42.60	40.25	34.60	42.40	38.40	37.50	36.65

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   59

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	For the Quarter Ended					For the Nine Months Ended		For the Year Ended
Oil Sands Segment Operating Netbacks(A)(B)	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
Non-upgraded bitumen ($/bbl)

Average price realized	97.75	77.93	58.49	61.43	86.34	78.49	100.87	91.27

Royalties	(15.44)	(10.07)	(3.88)	(10.37)	(11.41)	(9.92)	(14.92)	(13.81)

Transportation and distribution costs	(8.40)	(8.02)	(6.99)	(6.91)	(6.74)	(7.81)	(6.56)	(6.64)

Net operating expenses	(21.46)	(21.65)	(22.92)	(22.55)	(16.37)	(21.99)	(19.53)	(20.27)
Operating netback	52.45	38.19	24.70	21.60	51.82	38.77	59.86	50.55
Upgraded – net SCO and diesel ($/bbl)

Average price realized	109.80	99.14	102.40	109.28	124.30	103.66	128.24	123.25

Royalties	(19.56)	(9.64)	(4.66)	(10.66)	(15.20)	(11.17)	(19.63)	(17.27)

Transportation and distribution costs	(2.61)	(3.78)	(3.53)	(3.90)	(5.03)	(3.32)	(4.54)	(4.37)

Net operating expenses	(37.42)	(38.66)	(38.72)	(37.71)	(42.94)	(38.28)	(37.50)	(37.56)
Operating netback	50.21	47.06	55.49	57.01	61.13	50.89	66.57	64.05
Average Oil Sands segment ($/bbl)

Average price realized	106.46	94.00	91.13	97.00	110.80	97.15	120.65	114.56

Royalties	(18.42)	(9.74)	(4.46)	(10.59)	(13.85)	(10.84)	(18.33)	(16.33)

Transportation and distribution costs	(4.21)	(4.81)	(4.42)	(4.67)	(5.64)	(4.48)	(5.10)	(4.99)

Net operating expenses	(33.00)	(34.54)	(34.67)	(33.82)	(33.49)	(34.07)	(32.52)	(32.85)
Operating netback	50.83	44.91	47.58	47.92	57.82	47.76	64.70	60.39

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
60   2023 Third Quarter   Suncor Energy Inc.

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	For the Quarter Ended					For the Nine Months Ended		For the Year Ended
Exploration and Production	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
Production volumes

E&P Canada (mbbs/d)	39.8	45.9	46.7	49.1	47.5	44.1	50.6	50.2

E&P International (mboe/d)	4.6	16.9	20.3	25.9	30.6	13.9	28.4	27.8
Total production volumes (mboe/d)	44.4	62.8	67.0	75.0	78.1	58.0	79.0	78.0

Total sales volumes (mboe/d)	42.7	71.6	68.7	75.1	81.1	60.9	82.4	80.6
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	120.59	108.44	104.39	116.75	132.64	110.35	134.60	131.35

Royalties	(16.33)	(13.46)	(11.60)	(15.70)	(17.52)	(13.60)	(18.81)	(18.25)

Transportation and distribution costs	(3.38)	(2.63)	(3.28)	(3.82)	(2.27)	(3.05)	(3.15)	(3.28)

Operating costs	(20.18)	(18.57)	(16.48)	(20.17)	(13.85)	(18.30)	(13.47)	(14.69)
Operating netback	80.70	73.78	73.03	77.06	99.00	75.40	99.17	95.13
E&P International (excluding Libya) ($/boe)

Average price realized	—	105.63	116.95	130.65	140.96	112.16	128.53	129.18

Transportation and distribution costs	—	(3.19)	(3.13)	(1.79)	(3.67)	(3.16)	(2.92)	(2.57)

Operating costs	—	(19.16)	(12.00)	(9.16)	(9.95)	(15.03)	(9.88)	(9.66)
Operating netback	—	83.28	101.82	119.70	127.34	93.97	115.73	116.95

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   61

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)
	For the Quarter Ended					For the Nine Months Ended		For the Year Ended
Refining and Marketing	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
Refined product sales (mbbls/d)	574.1	547.0	514.8	548.2	577.3	545.5	555.4	553.6

Crude oil processed (mbbls/d)	463.2	394.4	367.7	440.0	466.6	408.8	430.9	433.2

Rack forward sales volume (ML)	5 445	5 073	4 654	5 415	5 688	15 172	16 033	21 448

Utilization of refining capacity (%)	99	85	79	94	100	88	92	93
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	50.10	38.10	55.45	59.30	37.45	47.85	54.65	55.85

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	42.45	41.10	59.15	69.40	50.45	47.00	49.25	54.45

Rack forward gross margin (cpl)(A)	5.95	6.35	7.20	6.15	6.35	6.50	6.35	6.30

Refining operating expense ($/bbl)(A)(B)	6.20	7.95	8.15	7.90	6.80	7.35	6.70	7.00

Rack forward operating expense (cpl)(A)	3.10	3.10	3.35	3.35	2.70	3.20	2.90	3.00
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.6	108.9	111.9	108.1	111.7	111.1	106.6	107.0

Distillate	101.1	104.0	102.0	106.9	100.5	102.4	93.5	96.9
Total transportation fuel sales	213.7	212.9	213.9	215.0	212.2	213.5	200.1	203.9

Petrochemicals	8.6	14.5	11.5	10.4	9.7	11.5	10.2	10.2

Asphalt	22.5	18.9	14.7	19.4	24.2	18.7	18.4	18.7

Other	19.4	21.2	28.7	16.4	18.0	23.1	29.9	26.5
Total refined product sales	264.2	267.5	268.8	261.2	264.1	266.8	258.6	259.3
Crude oil supply and refining

Processed at refineries (mbbls/d)	215.4	212.3	203.9	211.8	211.9	210.6	204.3	206.2

Utilization of refining capacity (%)	97	96	92	95	95	95	92	93
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	126.0	111.2	96.4	123.3	122.9	111.3	119.7	120.6

Distillate	145.9	140.4	130.7	135.5	151.3	139.1	151.8	147.7
Total transportation fuel sales	271.9	251.6	227.1	258.8	274.2	250.4	271.5	268.3

Asphalt	19.3	9.7	2.4	10.5	17.8	10.5	12.4	11.9

Other	18.7	18.2	16.5	17.7	21.2	17.8	12.9	14.1
Total refined product sales	309.9	279.5	246.0	287.0	313.2	278.7	296.8	294.3
Crude oil supply and refining

Processed at refineries (mbbls/d)	247.8	182.1	163.8	228.2	254.7	198.2	226.6	227.0

Utilization of refining capacity (%)	102	75	67	94	104	81	93	93

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2023 Third Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2023			June 30, 2023
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 891	4 912	6 803	1 446	4 732	6 178

Other (loss) income	(5)	1	(4)	26	(31)	(5)

Purchases of crude oil and products	(274)	(43)	(317)	(327)	(34)	(361)

Gross realization adjustment(2)	22	(82)		15	(52)
Gross realization	1 634	4 788		1 160	4 615

Royalties	(258)	(853)	(1 111)	(150)	(449)	(599)

Transportation and distribution	(140)	(114)	(254)	(119)	(176)	(295)

Operating, selling and general (OS&G)(C)	(426)	(1 787)	(2 213)	(386)	(1 913)	(2 299)

OS&G adjustment(3)	66	154		63	114
Net operating expenses	(360)	(1 633)		(323)	(1 799)
Operating netback	876	2 188		568	2 191

Sales volumes (mbbls)	16 711	43 620		14 887	46 550
Operating netback per barrel	52.45	50.21		38.19	47.06
	March 31, 2023			December 31, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 235	4 832	6 067	1 347	5 317	6 664

Other (loss) income	124	(9)	115	(113)	(33)	(146)

Purchases of crude oil and products	(337)	(71)	(408)	(182)	(76)	(258)

Gross realization adjustment(2)	(105)	(108)		(68)	(127)
Gross realizations	917	4 644		984	5 081

Royalties	(61)	(211)	(272)	(166)	(496)	(662)

Transportation and distribution	(109)	(161)	(270)	(111)	(181)	(292)

OS&G(C)	(474)	(1 947)	(2 421)	(511)	(1 982)	(2 493)

OS&G adjustment(3)	115	190		149	230
Net operating expenses	(359)	(1 757)		(362)	(1 752)
Operating netback	388	2 515		345	2 652

Sales volumes (mbbls)	15 668	45 361		16 050	46 487
Operating netback per barrel	24.70	55.49		21.60	57.01

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   63

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 542	4 993	7 535

Other (loss) income	74	(4)	70

Purchases of crude oil and products	(634)	(144)	(778)

Gross realization adjustment(2)	(145)	(52)
Gross realizations	1 837	4 793

Royalties	(243)	(586)	(829)

Transportation and distribution	(143)	(195)	(338)

OS&G	(536)	(1 742)	(2 278)

OS&G adjustment(3)	188	87
Net operating expenses	(348)	(1 655)
Operating netback	1 103	2 357

Sales volumes (mbbls)	21 272	38 561
Operating netback per barrel	51.82	61.13

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2023 Third Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2023			September 30, 2022
Year to date	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	4 572	14 476	19 048	6 545	17 222	23 767

Other (loss) income	145	(39)	106	33	60	93

Purchases of crude oil and products	(938)	(148)	(1 086)	(1 491)	(301)	(1 792)

Gross realization adjustment(2)	(68)	(242)		(51)	(293)
Gross realizations	3 711	14 047		5 036	16 688

Royalties	(469)	(1 513)	(1 982)	(746)	(2 555)	(3 301)

Transportation and distribution	(368)	(451)	(819)	(327)	(591)	(918)

OS&G(C)	(1 286)	(5 647)	(6 933)	(1 211)	(5 448)	(6 659)

OS&G adjustment(3)	244	458		236	569
Net operating expenses	(1 042)	(5 189)		(975)	(4 879)
Operating netback	1 832	6 894		2 988	8 663

Sales volumes (mbbls)	47 266	135 531		49 910	130 145
Operating netback per barrel	38.77	50.89		59.86	66.57
	December 31, 2022
For the year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 892	22 539	30 431

Other (loss) income	(80)	27	(53)

Purchases of crude oil and products	(1 673)	(377)	(2 050)

Gross realization adjustment(2)	(119)	(420)
Gross realizations	6 020	21 769

Royalties	(912)	(3 051)	(3 963)

Transportation and distribution	(438)	(772)	(1 210)

OS&G	(1 722)	(7 430)	(9 152)

OS&G adjustment(3)	386	798
Net operating expenses	(1 336)	(6 632)
Operating netback	3 334	11 314

Sales volumes (mbbls)	65 960	176 632
Operating netback per barrel	50.55	64.05

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   65

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	September 30, 2023				June 30, 2023
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	423	224	647	122	549	142	813

Royalties	—	(57)	(94)	(151)	—	(68)	(48)	(116)

Transportation and distribution	—	(12)	—	(12)	(4)	(13)	(4)	(21)

OS&G	—	(83)	(19)	(102)	(27)	(103)	(13)	(143)

Non-production costs(6)	—	13			5	9
Operating netback	—	284			96	374

Sales volumes (mboe)	—	3 504			1 155	5 065
Operating netback per barrel	—	80.70			83.28	73.78
	March 31, 2023				December 31, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	184	458	92	734	378	399	308	1 085

Royalties	—	(51)	(35)	(86)	—	(54)	(118)	(172)

Transportation and distribution	(5)	(14)	(2)	(21)	(5)	(13)	(16)	(34)

OS&G	(26)	(81)	(26)	(133)	(31)	(83)	(19)	(133)

Non-production costs(6)	7	9			4	14
Operating netback	160	321			346	263

Sales volumes (mboe)	1 574	4 389			2 893	3 414
Operating netback per barrel	101.82	73.03			119.70	77.06
	September 30, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	280	726	6	1 012

Royalties	—	(96)	—	(96)

Transportation and distribution	(7)	(12)	—	(19)

OS&G	(26)	(85)	(7)	(118)

Non-production costs(6)	5	9
Operating netback	252	542

Sales volumes (mboe)	1 984	5 475
Operating netback per barrel	127.34	99.00

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2023 Third Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	September 30, 2023				September 30, 2022
Year to date	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	306	1 430	458	2 194	844	2 065	337	3 246

Royalties	—	(176)	(177)	(353)	—	(289)	(147)	(436)

Transportation and distribution	(9)	(39)	(6)	(54)	(19)	(48)	—	(67)

OS&G	(53)	(267)	(58)	(378)	(89)	(244)	(24)	(357)

Non-production costs(6)	12	31	—		21	37
Operating netback	256	979			757	1 521

Sales volumes (mboe)	2 729	12 958			6 560	15 339
Operating netback per barrel	93.97	75.40			115.73	99.17
	December 31, 2022
For the year ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	1 222	2 464	645	4 331

Royalties	—	(342)	(266)	(608)

Transportation and distribution	(24)	(61)	(16)	(101)

OS&G	(120)	(327)	(43)	(490)

Non-production costs(6)	25	51
Operating netback	1 103	1 785

Sales volumes (mboe)	9 453	18 753
Operating netback per barrel	116.95	95.13

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	For the Quarter Ended					For the Nine Months Ended		For the Year Ended
Refining and marketing gross margin reconciliation	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
Operating revenues	8 570	7 272	7 173	9 019	9 615	23 015	27 709	36 728

Purchases of crude oil and products	(6 268)	(5 797)	(5 354)	(6 515)	(7 879)	(17 419)	(20 746)	(27 261)
	2 302	1 475	1 819	2 504	1 736	5 596	6 963	9 467

Other (loss) income	(26)	13	156	61	(46)	143	(121)	(60)

Non-refining and marketing margin(7)	(4)	(33)	(2)	3	(4)	(39)	(23)	(20)
Refining and marketing gross margin – FIFO(A)	2 272	1 455	1 973	2 568	1 686	5 700	6 819	9 387

Refinery production (mbbls)(8)	45 342	38 214	35 583	43 321	45 000	119 139	124 828	168 149
Refining and marketing gross margin – FIFO ($/bbl)(A)	50.10	38.10	55.45	59.30	37.45	47.85	54.65	55.85
FIFO loss (gain) and risk management activities adjustment(B)	(348)	116	131	439	585	(101)	(669)	(230)
Refining and marketing gross margin – LIFO(A)(B)	1 924	1 571	2 104	3 007	2 271	5 599	6 150	9 157
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	42.45	41.10	59.15	69.40	50.45	47.00	49.25	54.45
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	2 272	1 455	1 973	2 568	1 686	5 700	6 819	9 387

Refining and supply gross margin	(1 948)	(1 133)	(1 639)	(2 236)	(1 326)	(4 720)	(5 797)	(8 033)
Rack forward gross margin(A)(9)	324	322	334	332	360	980	1 022	1 354

Sales volume (ML)	5 445	5 073	4 654	5 415	5 688	15 172	16 033	21 448

Rack forward gross margin (cpl)(A)	5.95	6.35	7.20	6.15	6.35	6.50	6.35	6.30
Refining and rack forward operating expense reconciliation

Operating, selling and general	610	604	650	680	596	1 864	1 747	2 427

Less: Rack forward operating expense(A)(10)	170	157	156	181	154	483	463	644

Less: Other operating expenses(D)(11)	159	143	204	157	137	506	445	602
Refining operating expense(A)(D)	281	304	290	342	305	875	839	1 181

Refinery production (mbbls)(8)	45 342	38 214	35 583	43 321	45 000	119 139	124 828	168 149
Refining operating expense ($/bbl)(A)(D)	6.20	7.95	8.15	7.90	6.80	7.35	6.70	7.00
Sales volume (ML)	5 445	5 073	4 654	5 415	5 688	15 172	16 033	21 448

Rack forward operating expense (cpl)(A)	3.10	3.10	3.35	3.35	2.70	3.20	2.90	3.00

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Refining and marketing margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2023 Third Quarter   Suncor Energy Inc.

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		For the Quarter Ended					For the Nine Months Ended		For the Year Ended
(average for the three months, nine months and twelve months ended)		Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022	Sep 30 2023	Sep 30 2022	Dec 31 2022
WTI crude oil at Cushing		82.20	73.75	76.10	82.65	91.65	77.35	98.15	94.25

SYN crude oil at Edmonton		85.00	76.65	78.20	86.80	100.45	79.95	102.70	98.70

WCS at Hardisty		69.30	58.70	51.35	57.00	71.75	59.85	82.35	75.95
New York Harbor 2-1-1 crack(B)		39.95	32.30	36.70	52.75	46.70	36.35	45.05	47.00

Chicago 2-1-1 crack(B)		27.45	28.60	31.55	39.20	43.30	29.20	37.75	38.10
Product value

New York Harbor 2-1-1 crack(C)	40%	48.85	42.40	45.10	54.15	55.35	45.50	57.30	56.50

Chicago 2-1-1 crack(D)	40%	43.85	40.95	43.05	48.75	54.00	42.60	54.35	52.95

WTI	20%	16.45	14.75	15.20	16.55	18.35	15.45	19.65	18.85

Seasonality factor		5.00	5.00	6.50	6.50	5.00	5.50	5.50	5.75
		114.15	103.10	109.85	125.95	132.70	109.05	136.80	134.05
Crude value

SYN	40%	34.00	30.65	31.30	34.70	40.20	32.00	41.10	39.50

WCS	40%	27.70	23.50	20.55	22.80	28.70	23.95	32.95	30.40

WTI	20%	16.45	14.75	15.20	16.55	18.35	15.45	19.65	18.85
		78.15	68.90	67.05	74.05	87.25	71.40	93.70	88.75
Suncor custom 5-2-2-1 index		36.00	34.20	42.80	51.90	45.45	37.65	43.10	45.30
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		48.25	45.95	57.85	70.45	59.35	50.65	55.30	58.95

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2023 Third Quarter   Suncor Energy Inc.   69

OPERATING SUMMARY INFORMATION
Non-GAAP Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations and measures contained in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

70   2023 Third Quarter   Suncor Energy Inc.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain other operating, general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2023 Third Quarter   Suncor Energy Inc.   71